EXHIBIT 4
Management’s Discussion and Analysis (“MD&A”)
Contents

2	Our Business
2	Core Business
2	Vision and Strategy
4	Capability to Execute our Strategy
7	Key Economic Trends
14	Operations Review
15	Executive Overview and 2007 Outlook
17	Acquisitions and Divestitures
20	Consolidated Gold and Copper Production, Sales and Costs
21	Results of Operating Segments
34	Total Cash Costs Performance Measures
37	Other Costs and Expenses
43	Quarterly Information
44	Fourth Quarter Results
45	Liquidity, Capital Resources and Financial Position
45	Cash Flow
47	Liquidity
48	Financial Position
49	Contractual Obligations and Commitments
51	Financial Instruments
52	Off-Balance Sheet Arrangements
55	Critical Accounting Policies and Estimates
65	Cautionary Statement on Forward-Looking Information
66	Glossary of Technical Terms
This MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. It includes the following sections:
▪	Our Business – a general description of our core business; our vision and strategy; our capability to execute our strategy; and key economic trends in our present business environment.
▪	Operations Review – an analysis of our consolidated results of operations for the last three years focusing on our material operating segments and the outlook for 2007.
▪	Liquidity, Capital Resources and Financial Position –an analysis of cash flows; sources and uses of cash; contractual obligations and commitments; our financial position; financial instruments; and off-balance sheet arrangements.
▪	Critical Accounting Policies and Estimates – a discussion of accounting policies that require critical judgments and estimates.
This MD&A, which has been prepared as of February 21, 2007, is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2006 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our “Financial Statements”). You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to our Company, including our most recent Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in our MD&A that is unique to the mining industry, readers should refer to the glossary on page 66. All dollar amounts in our MD&A are in US dollars, unless otherwise specified.
     For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 1

Our Business
Core Business
We are the world’s preeminent gold mining company in terms of market capitalization, annual gold production and gold reserves. In early 2006, we completed the acquisition of Placer Dome Inc. (“Placer Dome”), which resulted in a significant increase in the scale of our mining operations. The acquisition of Placer Dome also added significant copper reserves at two mines, Zaldívar in Chile and Osborne in Australia. Further details of the Placer Dome acquisition can be found on page 17.
     We generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and gold bullion and copper cathode is sold under gold and copper cathode sales contracts between ourselves and various third parties.
Vision and Strategy
Our vision is to be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.
     Our goal is to create value for our shareholders. We reinvest cash flow from our mines in exploration, development projects and other investments to work towards the long-term sustainability of our business, to generate cash flow, and to provide leverage to gold prices through gold production and replacement of our reserve/resource base. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time by ensuring that we have a strong project pipeline, while effectively managing current operations.
     In 2005, we set our 2006 strategy, which focused on growth in reserves and production, operational excellence, strengthening the organization and responsible mining. Our successes in each of these areas, including the successful integration of Placer Dome into Barrick, have laid the foundation for our 2007 key areas of focus: share price performance, responsible mining and building and maintaining a high performance organization.

2 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

2006 Strategic Objectives
Growth in reserves and production
▪	Growth at existing mine sites by finding new reserves and converting mineralized material to reserves

▪	Growth through successful exploration focusing principally in key exploration districts

▪	Growth through targeted acquisitions

▪	Advance the development of Cowal, Pascua-Lama, Ruby Hill and Buzwagi as well as newly acquired Placer Dome projects, including Pueblo Viejo, Cortez Hills, Donlin Creek and Sedibelo
Operational excellence
▪	Control costs
▪	Global supply chain management (such as extending tire life and evaluating alternatives for supply)

▪	Continuous improvement initiatives

▪	Currency, interest rate and commodity hedge programs
▪	Effective assessment and management of risk

▪	Effective capital allocation

▪	Secure efficient sources of funding for capital
2006 Results
▪	Met market guidance for production

▪	Benefited from an excellent first full year of production at 3 new mines and brought the Cowal mine into production

▪	Advanced all of our major projects

▪	Achieved reserve growth through exploration discoveries

▪	Completed Placer Dome acquisition, sale of assets to Goldcorp Inc. (“Goldcorp”), South Deep sale, and Reko Diq acquisition

▪	Research and development successes that are expected to enhance project economics

▪	Realigned Russian business strategy

▪	Met market guidance for total cash costs

▪	Effective program of hedging and managing production cost risks, such as currency exchange rates, fuel and power

▪	Successfully reduced fixed-price Corporate Gold Sales Contracts and eliminated acquired Placer Dome hedge position

▪	Continuous improvement initiatives ongoing to mitigate cost pressures, increase throughput and quality improvements

▪	Launched capital allocation process improvements including new approvals process and tracking system

▪	Issued $1 billion of copper-linked notes and increased credit facility from $1.0 to $1.5 billion
2007 Strategic Objectives
Share price performance
▪	Grow the business through a combination of opportunistic acquisitions, new deposit discoveries and replacement of reserves and resources

▪	Advance project pipeline through achievement of milestones, prioritization and effective sequencing

▪	Strong financial management, including hedge book management, balance sheet optimization and realizing additional Placer Dome acquisition synergies

▪	Operational excellence focused on meeting production and cost targets, realizing savings from ongoing continuous improvement initiatives, and increased focus on R&D

▪	Advance opportunities for vertical integration and effective consumables management

Strengthen the organization
▪	Workforce — identify and develop talent

▪	Leadership development and succession planning

▪	Adopt best practices in corporate governance, including strengthening internal control over financial reporting
▪	Successful integration of Placer Dome across all regions and functions, including cultural integration

▪	Leadership development and succession plans completed for key leaders

▪	Achieved targets in developing compliance and governance capabilities
High performance organization
▪	Leadership development

▪	Optimization of business processes such as planning project management and risk management

▪	Technology improvements to increase automation and control costs

▪	Effective capital management through prioritization, capital allocation and value measurement

▪	Compliance with business code of conduct and applicable corporate governance legislation

Responsible mining
▪	Reinforce health and safety culture

▪	Enhance environmental performance, including use of innovative technology to protect the environment

▪	Maintain positive community and government relations
▪	Courageous Safety Leadership program rolled out across Barrick

▪	Focus on contractor safety resulted in 40% reduction of incidents over 2005

▪	Developed and adopted Corporate Social Responsibility (“CSR”) guidelines across Barrick

▪	Expanded Non-Governmental Organizations (“NGO”) partnerships

▪	Improved ratings on Dow Jones Sustainability Index

▪	Recipient of 2006 CME/CIDA Award for Excellence in CSR
Responsible mining
▪	Achieve safety and health performance targets

▪	Effective government relations and community engagement

▪	Environmental leadership through energy and conservation strategy

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 3

Capability to Execute our Strategy
Our capability to execute our strategy comes from the strength of our regional business unit structure, our experienced management team and a strong project pipeline that ensures long-term sustainability of the business.
Regional Business Unit Structure
We manage our business using a regional business unit (“RBU”) structure. We have four RBUs: North America, South America, Australia Pacific, and Africa. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its business such as strategy and sustainability of mining operations, including exploration, development, construction, production and closure. Each team is led by its own Regional President, with oversight by the Corporate Office. Each region has two overriding responsibilities: to optimize current assets and to grow its business.
     Each RBU essentially operates as a business unit and contains the following functional groups: Technical Services; Legal; Organizational Effectiveness, including Human Resources and Continuous Improvement; Finance; Operations Support; Communications; Exploration; Business Development; and Governmental Relations. Since their inception, the RBUs have added significant value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply, and government and community relations. In a period of inflationary cost pressures experienced by the mining industry, we believe that our RBU structure has allowed us to better deal with the challenges and issues impacting our industry. Furthermore, this structure served us well for the integration of Placer Dome, which was successful and substantially complete by the end of second quarter 2006.
     In fourth quarter 2006, on closing of a transaction to vend-in our Russian gold assets to Highland Gold Mining Ltd. (“Highland”), we concluded that we no longer had a Russia/Central Asia operating segment and our segment disclosure in our Financial Statements has been revised to exclude Russia/Central Asia.
Experienced Management Team and Skilled Workforce
We have an experienced management team with a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategies. We continue to focus on leadership development for key members of our executive, senior mine management and front-line management. A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites, as well as strong competition for human resources, presents challenges in maintaining a well-trained and skilled workforce. We continue to focus our efforts on employee retention, recruiting skilled employees and positive labor relations, including training programs, leadership development and succession planning. In 2006, we completed the implementation of a Human Resource information system to help us effectively manage the impact our workforce has on our mining operations.
Advanced Exploration and Project Pipeline
Our pipeline of advanced exploration and development projects represents a critical component to our long-term strategy of growing the business. We and others in the mining industry face the challenges associated with finding, acquiring and developing projects. An economic discovery is no longer a guarantee of a new mine, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. The size, breadth and scale of a company such as ours, coupled with our regional structure, enhances our prospects for success; however, the timeline for developing projects has increased significantly.
     During 2004, we were focused on building our new mines and laying the groundwork for growth in our production. In 2005, we began to realize that growth, as our new mines, Tulawaka, Lagunas Norte and Veladero entered production. In 2006, our newest mine, Cowal, began production and our Pascua-Lama project received necessary environmental approvals in Chile

4 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

and Argentina. We also completed a feasibility study for Buzwagi in Tanzania and are awaiting approval of the Environmental Impact Assessment (“EIA”).
     In 2006, we acquired Placer Dome, and with that acquisition, added four significant exploration and advanced stage projects to our project pipeline: Cortez Hills, Donlin Creek in North America; Pueblo Viejo in the Dominican Republic; and Sedibelo, a platinum deposit in South Africa. With this significant pipeline of projects, we are expanding our staff capacity. During the year, efforts were undertaken to quantify the expected requirements. Initiatives to meet these needs have now commenced through programs such as our Engineers-in-Training Program.
     In addition to the focus on personnel, enhancements to systems and business processes are ongoing and will help to improve operating and cost visibility. We expect that these improvements will allow us to more easily identify value-creating opportunities in existing operating sites, development projects and related merger and acquisition activity. The improvements should allow better information sharing and the ability to benchmark operating activities so that best practices can be applied from our most efficient operations. For example, a detailed cost benchmarking exercise was completed for open pit mining in 2006 that led to the identification of improvement opportunities at a number of our mine sites.
     Technical innovation is also being pursued, utilizing our in-house research and development (“R&D”) lab. Certain of our projects have realized benefits as a result of this R&D work, which has produced modified process flow designs that yield enhanced gold and metal by-product recoveries. An example of this is the change in metallurgical process design at Pueblo Viejo to improve recoveries of silver and zinc that we expect will have a positive impact on project economics. We increased our budget for R&D to $20 million in 2007 from about $8 million spent in 2006 to support the various ongoing initiatives.
Cost Control and Supply Sourcing
In 2006, our supply chain focus was on implementing long-term cost control and sourcing strategies for major consumables and supplies used in our mining activities through global commodity purchasing teams. We also focused on mitigating the impact that global shortages of commodities such as tires and cyanide have on our operations through implementation of long-term supply arrangements for these items. We have developed processes and systems to monitor usage and supply of tires at our mine sites that enable reallocation of tires between sites where necessary. In 2007, we plan to continue to implement cost control and sourcing strategies for consumables and supplies.
     Energy costs, which include costs for electrical energy, diesel fuel, natural gas, propane, explosives and some energy costs embedded into maintenance and contractor services, account for approximately 30% of our total cash operating costs. In 2006, we launched a strategic effort to design and implement a company-wide, sustainable energy management program that will pursue demand management, operating efficiencies and investment in generating capability. In 2007, our goal is to manage our demand and seek to realize annual energy efficiency savings. We plan to review new technologies and analyze current practices to look for energy efficiency opportunities, as well as look to alternative, cleaner sources of energy, possibly including solar or geothermal energy. We also continue to review opportunities to increase our generating capability, including renewable energy projects such as the commissioning of our first 2-megawatt wind turbine at Veladero later in 2007.
     Many of our development projects reside in areas where the energy infrastructure is either nonexistent or severely stretched due to a lack of investment. The implementation of energy solutions to support our development activities is a significant opportunity for us to manage a large portion of future operating expenses and provide long-lasting infrastructure for our mining activities. For example, in 2005, we built a gas-fired power plant in Nevada, which provides significant cost benefits to the Goldstrike property (see page 12 under Electricity).

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 5

Maintenance Program
Maintenance costs (including maintenance labor) represents about 30% of total cash operating costs at our mines. The cost of maintenance is not only a function of the price paid for parts and labor, but can also vary considerably depending on whether the maintenance is planned or unplanned, with unplanned maintenance being the more costly. We are designing a global maintenance program to support our operating mines and projects in the adoption of best practices to achieve optimal mine equipment performance and to enable cost-effective on-site maintenance.
     In 2006, our maintenance group supported various programs, including: maintenance trades training and certification (e.g. mechanics, welders) for our employees in Africa; implementation of a reporting system for key maintenance performance indicators for mines in Australia Pacific; establishment of a regional-based reliability engineering team and test laboratory in North America to investigate the potential benefits of establishing regional-based laboratories and training facilities; and implementation of an upgraded electronic asset management system in South America.
     In 2007, areas of focus for our maintenance group include standardized policies, procedures and processes for asset management; the introduction of new technology and programs to improve maintenance productivity; and setting standards for the implementation of a global enterprise asset management system.
Continuous Improvement
Our Continuous Improvement (“CI”) group’s vision is to achieve operational excellence and a company culture that engages every employee in improvement every day. We have a global network of Barrick employees across all sites that focus on CI in all key aspects of our business. Structured problem-solving and planning methodologies are used extensively to help identify and execute improvement initiatives while fostering company-wide learning through knowledge-sharing. Implementation of CI initiatives has led to significant value creation to Barrick in terms of cost mitigation, throughput increases and quality improvements.
Environmental, Health and Safety
Responsible mining is one of our key strategic objectives. As part of our commitment to responsible mining, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. In 2006, we completed a review of the Safety and Health System and Standards, with implementation commencing in 2007; we completed training of former Placer Dome supervisory and management-level employees in our “Courageous Leadership for Safety and Health” program; we instituted risk and change management processes including risk assessments; and we established contractor safety controls across all regions. Key areas of focus for 2007 will include: courageous safety leadership development for the remainder of the hourly personnel; implementation of the Gold Standards, which are security standards by which we handle and protect the gold from the point the gold is mined to the point when it is processed and shipped; identification of significant health issues; continued focus on risk and change management; and continuing communication of a safety culture as part of our core values.
     We are subject to extensive laws and regulations governing the protection of the environment, use of water, endangered and protected species, waste disposal, mine closure and reclamation and worker health and safety. We seek to continuously implement operational improvements to enhance environmental performance. Our Environmental, Health, Safety and Sustainability Executive Committee is responsible for monitoring and reviewing environmental, safety and health policies and programs, assessing performance and monitoring current and future regulatory issues. We are a charter signatory to the International Cyanide Management Code. In March 2006, our Cowal mine became the first facility in the world to obtain the International Cyanide Institute Certification. We are a signatory to the UN Global Compact, which encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility and encourage the development and diffusion of environmentally

6 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

friendly technologies. Following the acquisition of Placer Dome, we began the implementation of our Environmental Management System (“EMS”) Standard at all of the acquired operations. The EMS Standard contains 15 elements of good environmental management and is consistent with ISO 14001. Three of our mines, Lagunas Norte, Pierina and Zaldívar, are ISO 14001 Certified and our goal is that others will receive certification in the future. Each year, we issue a Responsibility Report that outlines our environmental, health and safety and social responsibility performance for the year.
Information Management and Technology
Our Information Management and Technology (“IMT”) group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy goals. The IMT group also manages significant risks, such as information security; risks relating to the implementation of new applications; and the risk of failure of critical systems. We are implementing strategies to mitigate these risks, including monitoring operating procedures and the effectiveness of system controls to safeguard data, evaluating the effective use of technology and maintaining disaster recovery plans. Other areas of focus include working with other functional groups to reduce technology diversity and cost by standardizing system solutions, and ongoing analysis of business needs and the potential benefits that can be gained from system enhancements.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.
     The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Barrick’s annual management report on internal control over financial reporting for the year ended December 31, 2006 and the related attestation report of Barrick’s auditors is included in Barrick’s 2006 Annual Report and its 2006 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.
Key Economic Trends
In 2006, higher gold, copper and silver prices continued. While benefiting gold and copper revenues and silver by-product credits, this also led to higher royalty expenses. Although the trend of inflationary pressure on other commodities and consumables, such as oil and natural gas, eased late in 2006 and into 2007, prices for many other commodities and consumables, including electricity, tires and cyanide, remain at relatively high levels and continue to cause upward pressure on production costs. The gold mining industry has also been facing upward pressure on labor costs. We believe that other companies in the industry are experiencing similar trends for labor, commodities and consumables. Since the acquisition of Placer Dome, the increase in scale of our business means that these factors also impact the business on a larger scale.
Gold, Copper and Silver Prices
Market gold and copper prices have a significant impact on our revenue. Silver prices impact total cash costs of gold as silver sales are recorded as a byproduct credit. These prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 7

     In 2006, gold prices ranged from $516 to $730 per ounce with an average market price of $604 per ounce and closed the year at $632 per ounce. The price of gold followed an upward trend in 2006, reaching a 25-year high of $730 per ounce in May, primarily due to strong physical and investment demand. Since May, market gold prices retreated to trade generally in the $600 to $650 per ounce range. Other economic influences such as supply and demand, oil prices, trade deficits, the US dollar and US interest rates are factors in explaining gold price movements, as well as Central Bank activity. Demand for gold remains strong, both for jewelry and as an investment in response to global economic and political uncertainty. In the past few years there has been a resurgence in gold as an investment vehicle, with more readily accessible gold investment opportunities (such as gold exchange traded funds – “ETFs”). There has been speculation that central banks in Asia and Russia have considered diversifying their reserves away from the US dollar and into other currencies and gold, which would provide further fundamental strength to gold prices. We believe that economic conditions for a higher gold price remain favorable and we expect that gold mine supply will continue to fall short of jewelry and investment demand.
     Over the last three years, our realized gold sales prices have generally tracked the rising market gold price. In certain periods our average realized price was below market prices as we voluntarily chose to deliver some of our production into gold sales contracts at prices lower than prevailing market prices, consistent with our goal to eliminate our fixed-price Corporate Gold Sales Contracts position (see page 54 for more details). In 2006, our realized gold price was reduced during the year by the opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts of $367 million ($327 million in fourth quarter 2006) combined with Placer Dome gold hedge accounting adjustments of $165 million as we completely eliminated the position in 2006. Had it not been for these items, our realized price would have been approximately $63 per ounce higher in 2006 (and would have largely tracked the spot gold price). In 2006, we reduced our fixed-price Corporate Gold Sales Contracts through the delivery of 1.2 million ounces of production into contracts and converting the pricing of 0.5 million ounces into future spot pricing. We also reallocated 3.0 million ounces of hedges to the Project Gold Sales Contracts (see pages 52 to 55 for a description of our Gold Sales Contracts).
     As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a pre-tax reduction to our net income and cash flow of $572 million ($564 million post-tax) in first quarter 2007 and $76 million ($65 million post-tax) in second quarter 2007.

8 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     The acquisition of Placer Dome has led to copper prices having a significant effect on our results due to copper production from the Zaldívar copper mine and the Osborne gold and copper mine. In 2006, these mines produced 367 million pounds of copper in the aggregate.
Copper prices rose significantly in the first half of 2006, reaching a high of $3.99 per pound in May. Realized copper prices tracked the rising spot market prices. This rally was mainly due to strong physical and investment demand, as well as relatively low global copper inventory levels, exacerbated by labor strikes at some of Chile’s large copper mines. We took advantage of these high copper prices to issue $1 billion of copper-linked notes that are repayable in the dollar equivalent of 324 million pounds of copper (starting in October 2006) over the following three years at $3.08 per pound (see page 47 for more details). In the latter part of the year, copper prices trended lower from the high in May 2006, closing at $2.85 per pound on December 31, 2006. Copper prices have declined further since December 31, 2006 on concerns of a slowdown in global economic activity. In February 2007, we entered into a transaction where we can participate in stronger copper prices up to $3.50 per pound, while maintaining a floor price of $3.00 per pound, on the remaining 274 million pounds of copper in copper-linked notes.
Silver prices have risen more than 40% since the beginning of the year, and reached a high of $15.17 per ounce in May 2006, largely due to investment demand led by the silver exchange-traded fund launched in second quarter 2006. Silver rallied in the first few months of 2006 along with gold, despite continued news that attrition in the US photographic market would depress demand. Silver prices have had support from industrial consumers as technological advances continue to create new uses for silver. Industrial demand now accounts for approximately half of total demand. Over the last three years we have produced between 10 to 18 million ounces of silver by-products annually, mainly at our Eskay Creek mine. For 2007, we expect to produce about 7 million ounces of silver, as Eskay Creek approaches the end of its reserve life in early 2008. After Pascua-Lama begins production, we expect that the quantities of silver we produce annually will increase significantly due to the substantial amount of silver that is contained in the gold mineral reserves.
     Based on estimates of 2007 production and sales, the approximate sensitivities of our income from continuing operations before income taxes and other items to a 10% change in metal prices from 2006 average spot rates are as follows: gold – $340 million; copper –$75 million; and silver – $10 million.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 9

Currency Exchange Rates
Results of our mining operations in Australia, Canada and Chile, reported in US dollars, are affected by exchange rates between the Australian, Canadian and Chilean currencies and the US dollar because a portion of our annual expenditures are based in local currencies. Following the Placer Dome acquisition, our exposure to the Australian dollar and the Chilean peso increased.
A weaker US dollar would cause our costs reported in US dollars to increase. In 2006, the Canadian dollar stabilized at the higher levels reached in 2005, mainly due to sustained higher energy prices and global investor interest in resource assets. The Australian dollar has appreciated, mainly due to higher commodity prices and a strong economic performance in Australia resulting in an interest rate environment that is attractive to investors. The Chilean peso strengthened in tandem with copper prices in 2006. It has since weakened following copper.
     We have a currency hedge position as part of our strategy to control costs by mitigating the impact of volatility in the US dollar on Canadian and Australian dollar-based costs. About 70% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position has mitigated to a significant extent the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains

10 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

when contract exchange rates are compared to prevailing market exchange rates as follows: 2006 – $84 million; 2005 – $100 million; and 2004 – $96 million. These gains are reflected as an offset to our operating costs. We have also recorded hedge gains which offset administration expenses as follows: 2006 – $14 million; 2005 – $16 million; 2004 – $11 million.
     Our currency hedge position at the end of 2006 provides protection for a significant portion of our Canadian and Australian dollar-based costs for the next three years. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher than 2006 because some of the contracts were added over time as the US dollar weakened. The average rates of currency contracts over the next three years are approximately $0.72 for Australian dollar contracts and approximately $0.81 for Canadian dollar contracts. Beyond the next three years, our Canadian dollar-based costs principally represent corporate administration costs at our head office. The portion of the Australian dollar-based costs that remain unhedged are subject to market currency exchange rates, and consequently costs reported in US dollars for our Australian mining operations could increase if currency exchange rates against the US dollar remain at present levels.
     As of December 31, 2006, we had not hedged any of the Chilean peso exposure at Zaldívar or the Pascua-Lama project. In early 2007, we opportunistically added 6.5 billion of Chilean peso hedges for exposures in 2007.
     For the unhedged portion of estimates of our Australian, Canadian and Chilean currency-based costs for 2007, a 10% change in market exchange rates for these currencies would result in a change in costs reported in US dollars for these currencies of about $32 million. Further information on our currency hedge position is included in note 19 to the Financial Statements.
Inflationary Cost Pressures
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. These pressures have led to a trend of higher production costs reported by many gold producers, and we have been actively seeking ways to mitigate these cost pressures. In the case of diesel fuel, we put in place hedge positions that have been successful in mitigating the impact of recent price increases to a significant extent. For other cost pressures, we have been focusing on supply chain management and continuous improvement initiatives to mitigate the impact on our business.
Fuel
We consume on average about 3.5 million barrels of diesel fuel annually across all our mines .
Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand remaining high in 2006, oil prices rose from $63 per barrel at the start of the year to a record high $78 per barrel in July 2006, and closed at $61 per barrel at the end of the year. Since the end of 2006, the price of crude oil has continued to decline due to warmer weather in the US northeast, producer hedging and technical trading based on these

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 11

lower levels. To help mitigate rising oil prices and control the cost of fuel consumption, at year end we had a fuel hedge position totaling 4.2 million barrels, which represents about 30% of our total estimated consumption in 2007 and 15–20% of our total estimated consumption in each of the following six years. The fuel hedge contracts are primarily designated for our Nevada-based mines and have an average price of $59 per barrel. In 2006, we realized benefits in the form of fuel hedge gains totaling $16 million (2005: $10 million; 2004: $4 million), when fuel hedge prices were compared to market prices. These gains are reflected in our operating costs. Based on estimates of our 2007 diesel fuel consumption, a $5 per barrel increase in the price of oil would result in an increase in our annual cost of fuel consumed of about $16 million for the unhedged portion of our fuel consumption.
Electricity
We purchase about 3 billion kilowatt hours (“kwh”) of electricity annually across all our mines. Electricity costs represent approximately 12% of our operating costs to produce gold and copper. We typically buy electricity from regional power utilities, but at some mines, we generate our own power. Fluctuations in electricity prices are generally caused by local economic factors. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as excess demand for electricity. Natural gas prices declined in North America in 2006, mainly due to mild winter weather, a relatively calm hurricane season, and high natural gas inventory levels.
     In 2005, we completed construction of our Western 102 power plant in Nevada for our Goldstrike mine, designed to enable us to lower the cost of power consumed at the mine. The plant has enabled us to lower the cost per kwh from approximately 10 cents to approximately 8 cents in 2006, with a corresponding decrease of approximately $17 million in the total cash costs of gold produced at Goldstrike or about $9 per ounce in 2006.
Consumables
With increasing demand for tires and limitations in supply from tire manufacturers, costs have been rising and some companies have experienced difficulty securing tires. We have been successful in mitigating this cost pressure by finding ways to extend tire life and looking at various alternatives for supply. In 2006, we completed a tire tender process and concluded long-term sourcing arrangements with preferred tire suppliers to ensure that we continue to receive an adequate supply of tires for our mines and development projects. The limited availability of tires did not have a significant impact on productivity at our mines in 2006. In 2007, we will continue to monitor tire usage and implement improved tire management processes to further extend tire life.
     Generally, prices for certain other consumables, such as explosives, grinding media and cyanide, have also been increasing. We experienced price increases for explosives in 2006, by 25% in some cases, due to increases in raw material prices (natural gas and ammonia), but we were able to work with our suppliers to mitigate the impact of price increases on these raw material and explosives costs. Prices for grinding media have also increased, by 15% in some cases.

12 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Labor Costs
Labor costs represent approximately 30% of our total cash operating costs. With high demand for experienced miners and relatively inflexible supply, the industry has been facing upward pressure on labor costs, as well as higher turnover rates in some cases. In North America, the combination of a strong market and low unemployment in certain areas in which we operate has increased the recruiting cycle times for experienced miners and operators and for technical occupations. In South America, the region is experiencing pressure from organized labor groups to increase wages due to the recent high metal prices. In our Africa region, there is a shortage of qualified and experienced Tanzanians for senior and technical roles. This shortage has been addressed by contracting expatriates primarily from South Africa and Australia, but at significantly higher costs. In our Australia Pacific region, despite a trend of an increasingly mobile workforce between Australia and Papua New Guinea, there remain skill shortages in both countries, due in part to increased competition for high-caliber graduates entering the mining sector and high demand for and shortage of skilled trades (e.g. electrical and mechanical). Labor cost pressures have been most significant in our Australia Pacific region.
US Dollar Interest Rates
Short-term US dollar interest rates rose in the beginning of 2006 as the US Federal Reserve continued its tightening cycle. By mid-2006 the US Federal Reserve put this tightening cycle on hold, and we expect the yield curve to remain relatively flat as the US Federal Reserve sees inflation pressures moderating over time. Volatility in interest rates mainly affects interest receipts on our cash balances ($3.0 billion at the end of 2006), and interest payments on variable-rate debt (approximately $163 million at the end of 2006). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 13

Operations Review
Selected Annual Information

($ millions, except per share,
per ounce/pound data in dollars)	Gold			Copper[1]
For the years ended December 31	2006	2005	2004	2006

Production (000s oz/millions lbs)[2]	8,643	5,460	4,958	367
Sales
000s oz/millions lbs[3]	8,390	5,320	4,936	376
$ millions[3]	$4,485	$2,350	$1,932	$1,151
Market price[4]	604	444	409	3.05
Realized price[4,5]	541	439	391	3.06
Total cash costs[2,4,6]	282	227	214	0.79
Amortization[2,4,7]	77	76	86	0.43
Total production costs[2,4]	$359	$303	$300	$1.22

	2006		2005	2004

Net income from continuing operations	$1,209		$395	$248
Net income from continuing operations – per share
Basic	1.44		0.74	0.47
Diluted	1.42		0.73	0.46
Net income	1,506		401	248
Net income per share
Basic	1.79		0.75	0.47
Diluted	1.77		0.75	0.46
Cash inflow (outflow) from continuing operations
Operating activities	2,122		726	509
Investing activities	(1,593)		(1,180)	(821)
Financing activities	(1,347)		93	740
Cash inflow from discontinued operations[8]	2,828		—	—
Cash position – end of year	3,043		1,037	1,398
Total assets[9]	21,373		6,862	6,287
Total long-term financial liabilities[10]	$3,394		$1,780	$1,707
Gold reserves (millions of contained ounces)	123.1	A	88.6	89.1
Copper reserves (billions of contained pounds)	6.0	A	—	—

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

2.	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production, including our equity share of production from the South Deep mine through November 30, 2006.

3.	Gold sales ($ millions) exclude the results of discontinued operations. Gold sales (000s oz/millions lbs) exclude the results of discontinued operations and reflect our equity share of sales.

4.	Per ounce/pound weighted average.

5.	The realized gold price in 2006 is inclusive of the opportunity cost of deliveries into gold sales contracts of $367 million, combined with Placer Dome gold hedge accounting adjustments of $165 million.

6.	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/ pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.

7.	Amortization includes inventory purchase accounting adjustments.

8.	In 2006, we received cash of approximately $1.6 billion from the sale of operations to Goldcorp and approximately $1.2 billion from the sale of the South Deep mine to Gold Fields Limited (“Gold Fields”).

9.	Total assets increased in 2006 largely due to the acquisition of Placer Dome that resulted in the recognition of assets totaling $15.3 billion.

10.	Total long-term financial liabilities increased in 2006 largely due to liabilities totaling $3.0 billion that were assumed in the acquisition of Placer Dome.
At the end of 2006, we had proven and probable gold reserves of 123.1 million ounces.1 We also reported gold mineral resources (measured and indicated) of 35.0 million ounces and inferred resources of 24.9 million ounces.2 We have proven and probable copper reserves of 6 billion pounds,2 with an additional 6.6 billion pounds of measured and indicated resources.2 Copper contained in Barrick’s gold reserves at year end 2006 was 1.2 billion pounds.2 Silver contained in our gold reserves at year end is 963.9 million ounces and is primarily derived from the Pascua-Lama deposit, one of the largest silver deposits in the world, which contains 689.3 million ounces of silver.2 By replacing gold and copper reserves depleted by production year over year,we can maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Given that exploration is speculative in nature, exploration projects may prove unsuccessful.

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

A.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

14 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Executive Overview and 2007 Outlook
Gold production in 2006 has increased substantially over the prior year due to contributions from our new mines, Tulawaka, Lagunas Norte,Veladero and Cowal, as well as production from the Placer Dome mines acquired in January 2006. Gold production in 2006 includes 2.56 million ounces from the acquired Placer Dome mines. In 2006, we also produced 367 million pounds of copper from two copper mines acquired with Placer Dome. Earnings and operating cash flow have increased substantially due to the higher gold production levels and higher realized gold prices, as well as the contribution from copper production at recent high copper prices. Earnings in 2006 also reflect a pre-tax $367 million opportunity cost relating to the voluntary delivery of 1.2 million ounces of gold production into fixed-price Corporate Gold Sales Contracts, and a pretax gain of $288 million on the sale of South Deep. Earnings on a per share basis reflect 322.8 million common shares issued in first quarter 2006 to acquire Placer Dome. In 2006, we completed the sale of certain Placer Dome operations to Goldcorp, and the sale of South Deep to Gold Fields. We also completed the acquisition of a 37.5% indirect interest in the Reko Diq copper project in Pakistan and acquired a 15% interest in NovaGold Resources Inc. (“NovaGold”). For more details please see pages 17 to 19.
Key Factors Affecting Earnings

For the years ended December 31	Refer
($ millions)	to page

Net income – 2005			$401
Increase (decrease)
Higher market gold prices[1]	7	$1,342
Less: impact of gold sales contracts[1]	7	(476)
Higher sales volumes gold[2]	20	429
Higher earnings from copper sales	20	767
Higher total cash costs	20	(461)
Higher interest expense		(119)
Higher exploration and project development expense	37	(149)
Higher income tax expense[3]	42	(387)
Special items[1,4]	16	265
Other		(106)

Total increase			$1,105

Net income – 2006			$1,506

1.	Our realized gold price was reduced during the year for the opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts of $367 million, combined with Placer Dome gold hedge accounting adjustments of $165 million. Had it not been for these items, our realized price would have been approximately $63 per ounce higher in 2006. The opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts and the Placer Dome gold hedge accounting adjustments have been excluded from the special items line on this table.

2.	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

3.	Excluding the impact of the tax effects of special items.

4.	Special items are presented on a post-tax basis. See page 16 for a description of the special items.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 15

In 2006, we continued work on advancing our project pipeline, including our new Ruby Hill mine in Nevada, that began production in February 2007; Cortez Hills and Donlin Creek in North America; Pueblo Viejo in the Dominican Republic; Pascua-Lama in Chile/Argentina; Sedibelo in South Africa; Buzwagi and Kabanga in Tanzania; Fedorova in Russia; and Reko Diq in Pakistan. We generated substantial amounts of operating cash flow, over $2.1 billion. We generated $1.6 billion from the sale of operations to Goldcorp; $1.2 billion from the sale of South Deep; and $1 billion on issuance of copper-linked notes. We used $1.1 billion to fund 2006 capital expenditures and $1.8 billion to settle the acquired Placer Dome hedge position. Our closing cash position at the end of 2006 was $3.0 billion, which, when combined with future operating cash flow and other sources of liquidity, is expected to provide the funding for capital requirements associated with our project pipeline in the short term. We continue to have the gold mining industry’s only A credit rating (A–), as rated by Standard & Poor’s.
Special Items – Effect on Earnings Increase (Decrease) ($ millions)
For the years ended December 31

	Refer to	2006		2005		2004
	page	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Gain on sale of South Deep	19	$288	$288	$—	$—	$—	$—
Opportunity cost of deliveries into Corporate Gold Sales Contracts	7	(367)	(352)	(56)	(55)	(89)	(88)
Hedge accounting adjustments related to the acquired Placer Dome gold hedge position	7	(165)	(112)	—	—	—	—
Impairment charges on investments and other long-lived assets	40	(23)	(18)	(16)	(16)	(144)	(99)
Inventory purchase accounting adjustments		(108)	(87)	—	—	—	—
Changes in asset retirement obligation cost estimates at closed mines	41	(53)	(35)	(15)	(11)	(22)	(17)
Non-hedge derivative gains	41	—	29	6	4	5	9
Highland vend-in	19	51	51	—	—	—	—
Peruvian voluntary contribution	27	(8)	(6)	—	—	—	—
Deferred stripping accounting changes Cumulative effect		—	—	6	6	—	—
Resolution of Peruvian tax assessment
Outcome of tax uncertainties		—	—	—	—	—	141
Reversal of other accrued costs		—	—	—	—	21	15
Deferred tax credits due to change in tax status	64	—	31	—	5	—	81

Total		$(385)	$(211)	$(75)	$(67)	$(229)	$42

16 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

2007 Outlook

For the year ended December 31
($ millions except as otherwise indicated)	2007E

Gold
Production (millions of ounces)	8.1–8.4
Total cash costs[1] ($ per ounce)	$335–$350
Amortization[2] ($ per ounce)	$95
Copper
Production (millions of pounds)	400
Total cash costs[1] ($ per pound)	$0.90
Amortization[2] ($ per pound)	$0.30
Corporate administration expense	$140
Exploration expense	$170
Project development expense[3]	$190
Other operating expenses	$115
Interest income[4]	$130
Interest expense[5]	$95
Capital expenditures[6]	$1,100–$1,800
Tax rate[7]	30%

1.	Guidance reflects our equity share of production. Gold production is expected to be slightly lower in the first half of 2007 than in the second half of 2007. Total cash costs per ounce/pound/ton exclude amortization expense and inventory purchase accounting adjustments charged to cost of sales. Total cash costs per ounce/pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.

2.	Increase in rates per ounce in 2007 principally reflects the final purchase price allocation for Placer Dome mines.

3.	Increase in 2007 mainly reflects higher development activity levels at projects.

4.	Higher interest income in 2007 mainly reflects expected higher average cash balances.

5.	Net of amounts capitalized of $140 million. Interest costs incurred are expected to increase in 2007 due to higher levels of debt outstanding after debt issuances in 2006. Interest expense is expected to decrease in 2007 as more interest is capitalized at acquired late-stage exploration and other projects including Cortez Hills, Donlin Creek, Pueblo Viejo, Buzwagi, Sedibelo, and Reko Diq.

6.	Higher capital expenditures in 2007 include construction costs expected at Buzwagi, Pascua-Lama and Pueblo Viejo totaling $900 million. Range is subject to the Company receiving the timely receipt of permits and construction approvals.

7.	Represents the underlying effective tax rate excluding the impact of deliveries into corporate gold sales contracts, as well as the impact of tax rate changes and changes in deferred tax valuation allowances. The effective tax rate for the full year is expected to be approximately 45% when the $629 million opportunity cost of delivering into gold sales contracts in a low tax-rate jurisdiction is included. As a result of these deliveries the tax expense in first and second quarters is expected to be based on the 30% underlying effective tax rate on income excluding this opportunity cost.
Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold and copper production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; varying metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods, and earthquakes, and unexpected labor shortages or strikes. Total cash costs per ounce/pound/ton are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.
Acquisitions and Divestitures
Barrick has grown historically through a combination of organic growth through new mineral reserve discoveries and acquisitions. Most recently, the acquisition of Placer Dome has led Barrick to become the world’s preeminent gold mining company.
Acquisition of Placer Dome
In first quarter 2006, we acquired all the outstanding common shares of Placer Dome at a total cost of approximately $10.0 billion, including $1.3 billion in cash and 322.8 million Barrick common shares. We consolidated Placer Dome’s results of operations from January 20, 2006 onwards.
     Placer Dome was one of the world’s largest gold mining companies. It had 12 producing mines based in North America, South America, Africa and Australia/Papua New Guinea, and four significant projects that are in various stages of exploration/development. Placer Dome’s most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects were Cortez Hills and Donlin Creek in the United States, Pueblo Viejo in the Dominican Republic, and Sedi-belo in South Africa. The acquisition of Placer Dome was attractive principally due to proximity of both companies’ mining operations and the attractive pipeline of projects held by the combined company.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 17

     We believe that the business combination between Barrick and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry. This business combination further strength-ened our position in the industry, with respect to our reserves, development pipeline, production profile, and balance sheet. In the second quarter 2006, we completed the majority of integration activities for the Placer Dome mines and offices. The integration plan, which we began immediately following the acquisition of Placer Dome in first quarter 2006, focused on integrating people and mining operations of Placer Dome, consolidation of certain business functions and exploration offices, and elimination of redundancies between the two organizations. We have identified over $200 million in annual synergies from the combined companies and we expect to reach the $200 million annual synergies by the end of 2007. The synergies identified are in the following areas:
▪	Administration and offices globally – We expect this area to contribute about 25% of the total synergies. In 2006, we closed redundant offices around the world, including Placer Dome’s Brisbane office in Australia; Santiago office in Chile; and Reno and Denver offices in the US. Most head office functions have been transferred from Vancouver to Toronto. We have also begun to realize synergies from other consolidating activities around IT services, consolidated annual reporting, and establishment of regional shared service centers.

▪	Exploration – This area contributes about 25% of the total synergies. In 2006, synergies were realized mainly from a reduced total exploration expenditure on “new mine exploration” due to overlapping budgets and reduced exploration on existing Barrick and Placer projects as a result of more rigorous approval criteria for the combined company.

▪	Operations and technical services – This area comprises about 20% of the total synergies. Value is being driven from sharing of operational and maintenance best practices; project optimization; continuous improvement; strategic sourcing and supply chain management.

▪	Finance and tax – We captured significant value by capitalizing on opportunities for debt consolidation, reduced fees and costs, tax-related savings and insurance savings, which comprise about 30% of the total synergies.
We accounted for the acquisition of Placer Dome as a purchase business combination, with Barrick as the acquirer. The cost of acquisition has been allocated to the assets and liabilities acquired. The excess of the purchase cost over the net assets acquired represents goodwill arising upon the acquisition. Goodwill principally represents the advantage of sustaining and growing a portfolio of mining operations and will be enhanced in the combined business through finding new mineral reserves and synergies that are realizable from combining the operations of both companies.
     We believe that goodwill arises due to the benefits that can be realized from managing a portfolio of mines and mineral properties, rather than from individual mines. In managing a group of mines, we have the flexibility, through our regional business units, to allocate scarce resources such as capital and manpower to the best opportunities. We seek to sustain and grow the portfolio of mines in each region through locating new investment opportunities over time, thereby sustaining the region as a going concern and, as a consequence, goodwill value. The realization of synergies is managed at a regional level. Each region has identified potential synergies and is focused on the realization of those synergies. We believe that, based on the way we organize and manage our business, that goodwill is most naturally associated with our regional business units. Notwithstanding this belief, the allocation of goodwill to reporting units is determined by specific accounting rules that may preclude defining reporting

18 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

units to represent aggregations of mines. We are presently completing a process to determine the appropriate definition of reporting units for the allocation of goodwill, which could range from either individual mines up to aggregation of all mines in each regional business unit. On conclusion of this process the final allocation of goodwill to reporting units will be completed. For further information on goodwill allocation and goodwill impairment testing see page 61.
Sale of Certain Placer Dome Operations to Goldcorp
In second quarter 2006, we completed the sale of shares of Placer Dome (CLA) Limited to Goldcorp Inc. under a sale agreement that was entered into with Goldcorp at the time of our original offer to acquire Placer Dome. On completion of the transaction, Goldcorp assumed interests and liabilities in all of Placer Dome’s Canadian operations (other than its office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of $1.6 billion. We recognized that we would be able to create more value with the remaining Placer Dome assets, after selling Placer Dome’s Canadian operations to Goldcorp. The results of these operations were consolidated until closing of the sale (May 12, 2006), and are presented under discontinued operations in the Financial Statements. No gain or loss arose on closing of the transaction.
Acquisition of Interest in Reko Diq
In third quarter 2006, we completed the acquisition of a 50% interest in Atacama Copper Pty Ltd. (“Atacama”), which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. The Reko Diq project is located in a mining district which has significant gold and copper porphyry deposits as part of an extended gold and copper belt. We paid cash consideration of $123 million, including the cost of acquiring a claw-back right held by BHP Billiton and we are committed to fund our share of an exploration program at Reko Diq.
Sale of South Deep Mine to Gold Fields Limited
In fourth quarter 2006, we sold our 50% interest in the South Deep mine to Gold Fields for consideration of $1.5 billion, of which approximately $1.2 billion was paid in cash and the balance in Gold Fields shares with a value of $308 million on closing. As with the sale of Placer Dome’s Canadian operations to Goldcorp, the sale of South Deep to Gold Fields made sense strategically as we optimize our portfolio of operating mines by selling non-strategic assets. The results of the South Deep mine for 2006 have been presented under discontinued operations in the Financial Statements. A gain on sale of $288 million was recorded on closing within discontinued operations. Our consolidated gold production and total cash costs per ounce statistics include South Deep up until November 30, 2006.
Vend-in of assets to Highland
On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares, increasing our ownership of Highland from 20% to 34%. In effect, we have contributed our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we have seconded several of our employees to Highland, and have received two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income/expense to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit is not included in this transaction.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 19

Consolidated Gold and Copper Production, Sales and Costs
In 2006, gold production increased by about 3.2 million ounces over the prior period, primarily due to the acquired Placer Dome mines and also due to production from our new mines, Tulawaka, Lagunas Norte, Veladero and Cowal, partially offset by lower production at Goldstrike and Kalgoorlie.
     Realized gold prices of $541 per ounce in 2006 were $102 higher than in 2005, principally due to higher market gold prices. Realized gold prices in 2006 reflect a reduction of $532 million or $63 per ounce due to i) $165 million hedge accounting adjustments relating to the acquired Placer Dome gold hedge position, from the date of acquisition through the date the position was eliminated, and ii) $367 million from the voluntary delivery of 1.2 million ounces into our fixed-price Corporate Gold Sales Contracts at average prices below the prevailing spot price. Cash margins on gold, representing the difference between realized gold selling prices and total cash costs, increased by $47 per ounce, or 22% in 2006 compared to 2005, as gold price increases have more than offset increases in total cash costs over the same period. Excluding the impact of hedge accounting adjustments and deliveries into fixed-price Corporate Gold Sales Contracts, margins would have increased by $110 per ounce or 52%. As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We further expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a reduction to our pre-tax income and cash flow of $572 million in first quarter 2007, and $76 million in second quarter 2007 (assuming an average prevailing spot gold price of $650 per ounce).
     Realized copper prices also increased significantly over the course of 2006, reflecting the trend of higher market copper prices. The realized copper price for 2006 was reduced by $28 million or $0.07 per pound for hedge accounting adjustments primarily relating to premiums paid for copper put options purchased in early 2006. Future realized copper prices will be impacted by the copper-linked notes issued in 2006. Under this issuance, we will receive $3.08 per pound for a total of 285 million pounds of copper sales in the period 2007 to 2009, including 129 million pounds in 2007. In February 2007, we entered into a transaction where we can participate in stronger copper prices up to $3.50 per pound, while maintaining a floor price of $3.00 per pound, on the remaining 274 million pounds of copper in copper-linked notes.
Consolidated Cost of Sales/Total Cash Costs of Gold1,2

	in millions			per ounce
For the years ended December 31	2006	2005	2004	2006	2005	2004

Cost of goods sold[1,2,3]	$2,388	$1,357	$1,217	$285	$255	$248
Currency/commodity hedge gains	(100)	(110)	(100)	(12)	(21)	(19)
By-product credits	(123)	(132)	(146)	(15)	(25)	(30)
Royalties/production taxes	177	81	65	21	16	13
Accretion/other costs	28	11	11	3	2	2

Cost of sales/Total cash costs[1]	$2,370	$1,207	$1,047	$282	$227	$214

1.	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments – see page 36.

2.	Excludes costs of sales related to discontinued operations and non-controlling interests.

3.	At market currency exchange and commodity rates.
Cost of goods sold on a per ounce basis for 2006 was higher than 2005 and 2004, primarily because, on average, costs at the acquired Placer Dome mines are higher than at our legacy mines. Costs also reflect the effects of rising commodity and consumable prices and processing of lower-grade ore at some mines, partly offset by lower-cost production in 2006 from Lagunas Norte that began operations in the second half of 2005. Royalty expenses increased in 2006 largely due to the impact of higher market gold prices.

20 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Results of Operating Segments
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment expenses using “total cash costs per ounce/pound/ton” statistics that represent segment cost of sales divided by ounces of gold, pounds of copper sold or tons processed in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment expenses.
     Conducting mining activities in certain countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and limitations on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.
     For projects, we prepare estimates of capital expenditures, reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and may affect the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for projects reflect expensed mine start-up costs. For a discussion of our significant projects, see pages 24 to 34. See also Note 4 to the Financial Statements for information on our reportable segments.
Regional Production and Total Cash Costs

	Production			Total cash costs
	(000s ozs/millions lbs)			($ per oz/lb)
Year ended December 31	2006	2005	2004	2006	2005	2004

Gold
North America	3,372	2,863	2,963	$314	$244	$223
South America	2,104	1,234	646	147	126	111
Australia Pacific	2,220	934	999	353	257	229
Africa	914	398	350	315	336	284
Other	33	31	—	481	303	—

Total	8,643	5,460	4,958	282	227	214

Copper[1]
South America	308	—	—	0.62	—	—
Australia Pacific	59	—	—	1.53	—	—

Total	367	—	—	$0.79	$—	$—

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 21

Consolidated Operational Trends – Gold
Over the past three years, we have seen an increasing trend of ore tons mined along with a higher proportion of waste tons, as a result of waste stripping at some of our mines. The higher tons mined and processed are due to a combination of opening new mines, the acquired Placer Dome mines and productivity improvements at our existing mines. The increase in tons processed has allowed us to increase gold production over the three-year period. We have been successful in containing mining costs per ton over the last three years, but the mining of more waste tons and higher processing costs per ton have been significant factors that have caused total cash costs per ounce to increase over this period.

1.	All amounts presented are based on equity production.

1.	All amounts presented are based on equity production.

2.	New mines include: Tulawaka, Lagunas Norte, Veladero and Cowal.
In 2006, total ore tons mined increased to a greater degree than ore tons processed. This is as a result of fewer tons placed on the leach pad at Round Mountain in 2006, due to layback work done earlier in the year, combined with reduced throughput at Kalgoorlie caused by harder ore. In 2007, we expect waste tons mined will increase due to higher waste stripping at some of our mines, particularly Goldstrike. High gold prices allow us to mine and process material in areas that were previously uneconomic in a lower gold price environment, which, while leading to higher average total cash costs, enables us to generate an operating contribution from low-grade material and extend mine lives. Process-related improvements have also resulted in improved throughput and expanded capacity at some processing facilities. For example, ore chemistry effects that had temporarily limited throughput at the Goldstrike processing facilities during 2006 were partially mitigated by blending concentrate material with long-term stockpile ore.

22 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

1.	All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Average mill head grades for new mines include those mines that have commenced production beginning in 2005 and into 2006 (Tulawaka, Lagunas Norte, Veladero and Cowal). Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year. 2004 and 2005 data exclude reserve grades for former Placer Dome mines. 2006 data includes reserve grade data for Placer Dome mines based on reserve data from Placer Dome’s fourth quarter 2005 report.
Average mill head grades in 2006 decreased slightly from 2005. This is primarily due to lower ore grades at Goldstrike, as a result of processing from low-grade long-term stockpiles in 2006, and at Kalgoorlie, due to lower than expected ore grades, partly offset by higher ore grades at our new Lagunas Norte mine. We have been mining close to average reserve ore grade in the past three years. In 2007, we expect average mill head grades to decrease as a result of processing from lower-grade stockpiles at Goldstrike for eight months of the year due to waste stripping in the open pit, and as a result of mining at or near reserve grade at Veladero and Lagunas Norte. With the processing of lower average ore grades and higher waste stripping, production is expected to decrease slightly in 2007 and total cash costs are expected to increase.

1.	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/ pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.
Industry wide cost pressures for consumables and labor in particular have caused upward pressure on processing total cash costs per ton. A continuation of this trend, together with processing low-grade stockpiles at Goldstrike and higher waste tons mined due to waste stripping at some of our mines, are contributing to expected higher total cash costs per ounce in 2007.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 23

Operating Segments – Gold
North America
Producing Mines
Through the Placer Dome acquisition (after taking into account the sale of assets to Goldcorp) we acquired four producing mines in North America. The mines acquired from Placer Dome are Cortez (60% owned), Turquoise Ridge (75% owned) and Bald Mountain in Nevada, and Golden Sunlight in Montana. We also acquired three significant projects in North America: Cortez Hills, within the Cortez Joint Venture area of interest in Nevada (60% owned); Pueblo Viejo in the Dominican Republic (60% owned); and Donlin Creek in Alaska (30% owned with earn-in rights to 70%).
     In 2006, the region produced 3.4 million ounces of gold (2005: 2.9 million ounces) at total cash costs of $314 per ounce (2005: $244 per ounce) in line with the guidance for 2006. The 18% increase in gold production over the prior year period was primarily due to the acquired Placer Dome operations, partially offset by lower production at Goldstrike, Eskay Creek and Round Mountain. Although gold production at Cortez lagged expectations earlier in 2006, due to layback work resulting in lower processed ore grades, full-year production was higher than expected due to better than planned ore grades encountered in the second half of 2006. At Golden Sunlight, production was lower than expected due to high-wall instability issues experienced during the first half of the year, which limited access to high-grade ore for the remainder of the year. Excavation and development of the new North Ramp pit access at the Golden Sunlight mine was completed in August and ground monitoring equipment was put in place to help mitigate the impact of future slides, but the site is nonetheless vulnerable to continued high-wall instability challenges. We are advancing feasibility studies that could result in mine expansion and higher levels of production at Bald Mountain beginning in 2009, subject to the timing of permitting. Lower production from Goldstrike in 2006 was primarily attributed to lower-grade ore processed from the open-pit stockpiles and ore chemistry effects that temporarily limited throughput at the Goldstrike processing facilities. In fourth quarter 2006, we were able to partially mitigate the above ore chemistry effects by blending concentrate material with long-term stockpile ore. At Eskay Creek, fewer tons at lower grades are being mined as the mine reaches the end of its reserve life. At Round Mountain, layback efforts during the year as part of the planned pit expansion project, resulted in fewer ore tons mined and more waste. This was partly mitigated by higher than planned ore grades during the year.

24 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     Total cash costs per ounce increased by 29% over the prior year period. Higher costs resulted primarily from higher prices paid for input commodities and consumables used in the production process, and higher royalties and production taxes due to higher market gold prices. The region’s major consumables such as tires, labor, cyanide, propane and diesel experienced an increase in price of 15% to 25%, which accounts for the majority of the increase in total cash costs per ounce. These cost increases were partially mitigated by higher than expected silver by-product credits at Eskay Creek due to high market silver prices ($4 per ounce) and better than expected silver grades, and lower power costs at Goldstrike due to the commissioning of the Western 102 power plant. Year-to-date power savings from the Western 102 power plant, compared to local public utility rates, are estimated at $9 per ounce for the Goldstrike property and $5 per ounce for the region.
     In 2007, we expect gold production of 3.150 to 3.250 million ounces at total cash costs of $370 to $385 per ounce from the North America region. Production is expected to be lower than 2006 as increases in production due to the start-up of the Ruby Hill and Storm mines is expected to be more than offset by lower production at Goldstrike and Round Mountain. Gold-strike will be processing lower-grade ore stockpiles for about eight months of the year due to waste stripping in the open pit. Production is expected to be lower at Bald Mountain due to lower ore grades, partly offset by higher ore tons processed. Total cash costs per ounce for the region is expected to be higher than 2006 due to general inflationary cost pressures, the start up of the Ruby Hill and Storm mines, and higher waste tons mined at some of our mines.
Significant Projects
Ruby Hill is an open pit mine with primarily oxide material. Actual construction costs are expected to be below the estimate of $75 million, including almost $30 million in new mining equipment and processing upgrades. Ore processing includes on-site gold recovery by zero-discharge heap leach and carbon column facilities. At the end of 2006, Ruby Hill had proven and probable reserves of 1.1 million ounces of gold.1 First gold production occurred in February 2007 and the mine is expected to produce about 120,000 ounces at total cash costs of $240 to $250 per ounce for 2007.
     Cortez Hills is our most advanced project and is currently in the permitting stage. The project involves the development of two adjacent deposits – Cortez Hills and Pediment – within the Cortez Joint Venture area of interest. The project will be developed as two open pits with part of the deposit potentially to be mined by underground mining methods. In 2006, activities included the procurement of mining equipment, the construction of the F-Canyon power line, and underground exploration decline development. Geological, geotechnical and hydrological site data continues to be collected for use in the underground pre-feasibility study. In 2007 we expect to advance exploration drilling by approximately 200,000 feet, and complete the detailed engineering and planning. The project construction budget is $480 million to $500 million2 (100% basis). Construction activities are expected to last 15 months and will commence once the Environmental Impact Study Record of Decision is obtained, which is anticipated to be received in 2008. Our share of production from Cortez is expected to average 425–440 thousand ounces at total cash costs of $290 to $300 per ounce in the first 10 years after production commences from Cortez Hills.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 25

     In May 2006, a joint venture agreement with Goldcorp was finalized, which establishes Barrick as the 60% owner and operator of the Pueblo Viejo project. The Pueblo Viejo project is located in the Domini-can Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo. The access to the property is via paved national highways which will require minor repairs to allow for transportation of heavy equipment to the site. We initiated a project review in March 2006 and must give notice to the government by February 2008 whether we plan to proceed with development. Since last March, we have updated capital costs estimates, re-evaluated the process flowsheet, optimized the project and carried out an exploration program. Our review has resulted in a new silver process that is expected to increase silver recovery from 5% to 84%; inclusion of a copper recovery circuit; and potential inclusion of a zinc recovery process (currently being tested). The project has high power requirements due to high levels of sulphur contained in the ore and we are investigating options for the sourcing of power. At year end, our share of proven and probable gold reserves at Pueblo Viejo was 10.9 million ounces.1 We also reported measured and indicated resources of 1.3 million ounces and 2.7 million ounces in the inferred category.2 Annual gold production in the first full five years of production is expected to be between 775 to 800 thousand ounces of gold at total cash costs of $180 to $19 0 per ounce. Concurrent with the review and update of the feasibility analysis, activities relating to government and community relations and environmental permitting for the mine are ongoing.
     An updated capital cost estimate for the Pueblo Viejo project was completed in 2006. The revised cost estimate is $2.1 billion to $2.3 billion3, an increase from the $1.35 billion estimated in the feasibility analysis prepared by Placer Dome in 2005. The increase is due to the effect of design adjustments, capital required to enable recovery of the by-product metals (copper, silver, and zinc) and significant inflationary cost pressures in the industry (reflecting the cost environment prevailing in late 2006). Our 2007 objectives are to complete engineering, confirm zinc assumptions and test program; complete negotiations with the government; finalize a power sourcing strategy; continue to expand the community development programs; and advance exploration and metallurgical programs.
     The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and for so long thereafter as mining operations are carried out on the property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement (“MVA”) between NovaGold and Barrick, entered into in November 2002. Under the terms of that agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold meeting the requirements set out in the MVA; and (3) obtaining the approval of Barrick’s Board of Directors to construct a mine on the property. The funding condition was satisfied in March 2006. Since acquiring control of Placer Dome, we have moved decisively to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study at Donlin Creek and fulfill the back-in requirements to increase our stake in Donlin Creek to 70%. In addition, we have assigned technical personnel from both inside of

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

3.	Excluding capitalized interest.

26 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited. In 2006, we spent approximately $55 million to advance technical work relating to mine design, geotechnical engineering, metallurgical process design and environmental baseline studies. Approximately 92,800 meters of core drilling in 327 holes was completed by the end of 2006. Our share (at 30%) of measured and indicated resources has increased to 5.9 million ounces1 from 4.4 million ounces noted at the beginning of the year due in part to the conversion of inferred resource ounces during the year. Our share of the inferred resource, as previously estimated by Placer Dome, has been reduced from 4.1 million ounces to 0.5 million ounces1 due to the conversion of 1.5 million ounces to indicated status and the removal of 2.1 million ounces from the inferred category. In 2007, our project budget is $87 million and includes costs to complete the pre-feasibility and feasibility studies. The 2007 drilling program includes 70,000 meters of infill drilling and in-pit exploration that is not required for the feasibility study. Government and local community relations will continue to be a focal point as the project moves forward.
South America
Producing Mines
In 2006, gold production in the region was 2.1 million ounces (2005: 1.2 million ounces) at total cash costs of $147 per ounce (2005: $126 per ounce). Gold production increased by 71% over the prior year period mainly due to the benefit of a full year of production from both Lagunas Norte and Veladero, both of which commenced production in the second half of 2005. Production was higher than the initial guidance, mainly because of better than expected production from Lagunas Norte, which produced 1.1 million ounces as a result of increased capacity at the primary crusher and higher gold recovery rates. Veladero and Pierina both performed as planned, including strong fourth quarter 2006 gold production at Veladero after transitioning of mining from the Filo Mario pit to the higher-grade Amable Pit.
     Despite industry-wide inflationary cost pressures during 2006, including rising commodity prices, the South America region was able to limit the impact on its mining operations with the increasing contribution from low-cost mines such as Lagunas Norte, as well as cost saving initiatives, with a particular emphasis on tire maintenance and diesel consumption. In 2006, total cash costs per ounce were lower than the initial guidance due to lower waste tons mined, resulting in lower mining costs combined with higher ore grades at Lagunas Norte. In October 2006, industrial users of diesel fuel renewed their price control subsidy contracts with the Argentinean government. The contracts were renewed at market rates with the effect that our cost for diesel fuel has increased by about 30% from previously contracted rates. The effect of the price increase in 2006 was only about $1 per ounce, while in 2007, the estimated effect is an increase in total cash costs for the region of $6 per ounce. In 2006, we also incurred approximately $8 million relating to a voluntary contribution in Peru that will be paid to benefit Peruvian communities. This amount has been recorded as part of other operating expense.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 27

     In 2007, we expect gold production of 1.850 to 1.925 million ounces at total cash costs of $230 to $245 per ounce. Production is expected to be lower than 2006 primarily due to lower ore grades at Lagunas Norte. Total cash costs per ounce are expected to be higher than 2006 due to the impact of lower production at Lagunas Norte, higher waste stripping costs at Veladero as mining transitions to the Filo Federico pit, combined with inflationary cost pressures.
Significant Projects
In 2004, we made a decision to proceed with the development of the Pascua-Lama project, contingent on obtaining the necessary permits, approvals and resolving certain fiscal matters. The Pascua-Lama project is unique in that it is a bi-national project with a mineral deposit that spans the border between Argentina and Chile. It is located in the Frontera District within approximately 10 kilometers of our Veladero mine. The project is at an elevation of 3,800 to 5,200 meters. Pascua-Lama’s proximity to Veladero is expected to provide benefits during both the construction phase and once operations have commenced, derived from shared infrastructure, local supplier development, training and employee development. As well, we expect that the construction of Pascua-Lama will benefit from our experience in constructing Veladero, a mine that was very similar in terms of the challenges for construction. In February 2006, the Pascua-Lama project was granted approval by the Chilean environmental regulatory authorities in Resolution RCA 024. The Resolution imposes other conditions on the development of the project, the implications of which have resulted in the reclassification of about 1 million ounces of reserves to mineralized material for reporting purposes. In December 2006, the Province of San Juan, Argentina issued its Declaration of Environmental Impact Assessment which approves the environmental permit submission in Argentina. We are developing detailed engineering plans and have begun submission of documentation to obtain the administrative and sectoral approvals and permits that are required prior to initiating construction in either country. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation, relating to the bi-national project. The timing of receipt of approvals for permitting and licensing, cross-border approvals and operating issues and fiscal tax and royalty items are largely beyond the control of the Company. The project team is using this period to advance activities possible within the current permitting outline, including site topography and control surveys, as well as detailed geotechnical and geotectonic information required for sectoral permitting.
     At the end of 2006, Pascua-Lama had gold reserves of 17.0 million ounces1, 1.4 million ounces less than previously estimated due principally to the reclassification of approximately 1 million ounces of reserves to mineralized material as a result of the conditions of the Resolution. Pascua-Lama also has 689 million ounces of silver and 565 million pounds of copper contained in the gold reserves.1 In 2006, we updated our feasibility study, including capital and operating cost estimates for the Pascua-Lama project from those estimates that were previously completed in June 2004. The total estimated cost of construction is $2.3 billion to $2.4 billion, an increase from the previous cost estimate of $1.4 to $1.5 billion2 provided in July 2004. The increase in capital cost is due primarily to inflationary cost pressures (reflecting the cost environment prevailing in late 2006). Although inflationary cost pressures have increased the capital and operating cost estimates at Pascua-Lama, we are currently evaluating possible improvement opportunities that may enhance project economics. Initial annual gold production in the first five years at Pascua-Lama is expected to be between 750 to 775 thousand ounces at total cash costs of $40 to $50 per ounce.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

28 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Australia Pacific
Producing Mines
Through the Placer Dome acquisition, we acquired four producing gold mines and a copper-gold mine. The acquired Placer Dome gold mines are Porgera (75% owned) in Papua New Guinea, and Kanowna, Granny Smith and Henty, in Australia. Gold production for the region in 2006 was 2.2 million ounces (2005: 0.9 million ounces), at total cash costs of $353 per ounce (2005: $257 per ounce). The increase in gold production in 2006 was mainly due to the contribution from the acquired Placer Dome mines, combined with production start-up at our newly constructed Cowal mine, partially offset by lower production from Kalgoorlie. Total gold production for 2006 was slightly below the initial guidance, mainly due to lower production at Kalgoorlie and a small delay in the start-up at Cowal.
     Total cash costs per ounce were higher in 2006 compared to the prior year, and also higher than the most recent guidance issued in second quarter 2006 of $330 to $345 per ounce, due to higher currency exchange rates and higher costs for labor and input commodities, including diesel fuel. Higher maintenance costs, as equipment fleets age, and the lower production levels at some mines also contributed to the higher total cash costs per ounce. To help mitigate rising oil prices and control the cost of fuel consumption, we put in place a fuel hedge position.
     At Kalgoorlie, production in 2006 was lower than the prior year due to reduced throughput caused by harder ore, together with lower than expected ore grades. Throughput improvements were expected through the replacement of a damaged girth gear earlier in the year, but these improvements were offset by the effect of more abrasive, harder ore than originally anticipated. A number of improvement programs have been commenced, designed to address key issues such as shovel and truck productivity and mill throughput.
     At Porgera, remediation of the West Wall cutback has precluded mining of Stage 5 of the pit, with consequent lower production levels until mining of higher grade ore recommences. Installation of a buttress was completed in December 2006, and the mine is in the process of removing the buttress ramps, which is the critical path to recommence mining on Stage 5. We expect the first blast to take place in February 2007. Mill feed at Porgera in 2006 principally came from low-grade long-term stockpiles. On December 13, 2006, an explosion caused by a lightning strike resulted in substantial damage to the Hides Power Station, Porgera’s main source of power. There were no serious injuries, but extensive damage to the power station resulted in a reduction of production capacity to approximately half of normal levels. We expect that production will return to normal levels near the end of the first quarter 2007, after repairs to the power station are completed. A claim under our business interruption insurance policy has been initiated to compensate for the lost production.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 29

     Our newly constructed Cowal mine went into production in May of 2006. The total cost of construction of the mine was $417 million. The projected cost of construction exceeded the $335 million previously estimated in 2005 due to construction delays that resulted in an increase in the construction workforce as attempts were made to meet the planned timing of the project, and due to greater than expected input costs, including labor, contractors, steel and fuel. Gold production was below expectation during the start-up phase as the grade of the soft oxide ore underperformed against plan, but has since improved with the installation of the ball mill. Production during first quarter 2007 could be impacted by a shortage of process water as a result of the drought affecting the area. To mitigate the effects of the drought, we have secured supplies of water from alternate sources and are in the process of constructing additional water storage facilities.
     In November 2006, we signed a sale agreement for disposition of our Paddington operations in Australia for $39 million. The Paddington operations, which form part of our Kanowna mine acquired in the acquisition of Placer Dome, consist of the Paddington mill and certain tenements in the region near the mill. The transaction is expected to close in the first quarter of 2007.
     In 2007, we expect gold production of 2.2 to 2.3 million ounces at total cash costs of approximately $385 to $400 per ounce. Gold production is expected to be similar to 2006, with higher production from Porgera and Cowal offset by lower production at Kanowna and Granny Smith. The expected increase in production is primarily due to higher ore grades at Porgera and the first full year of production from Cowal. The expected decrease at Kanowna is due to lower production as a result of the sale of the Paddington assets. At Granny Smith, lower ore grades are expected due to the depletion of the Wallaby open pit deposit and the processing of low-grade stockpiles.
Total cash costs per ounce are expected to be higher in 2007 due to a higher average currency hedge rate combined with higher waste tons mined at some mines and inflationary cost pressures relating to labor and other consumables.
Africa
Producing Mines
Through the Placer Dome acquisition, we acquired two producing gold mines in Africa, South Deep (50%) in South Africa, and North Mara in Tanzania. As described on page 19, we completed the sale of South Deep to Gold Fields in 2006. Gold production for 2006 was 0.9 million ounces (2005: 0.4 million ounces), at total cash costs of $315 per ounce (2005: $336 per ounce). Gold production and total cash costs per ounce were both within the ranges of guidance issued for 2006. Production for 2006 was higher than the prior year due to the contribution from the acquired Placer Dome mines, together with higher

30 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

production at Bulyanhulu and Tulawaka. North Mara’s production was positively impacted by the results of mining the Gokona ore body rather than processing of predominantly lower-grade stockpiles. At Tulawaka, higher production in 2006 was a result of more hours available to process material, as well as higher ore grades and increased throughput due to the processing of softer oxide ore. Production at Bulyanhulu improved as a result of the completion of projects to remove technical constraints to hoisting and plant throughput rates.
     Production at South Deep was lower than expected as a result of the skip accident that occurred in second quarter 2006. A fully loaded skip fell down the main shaft in May during routine maintenance, resulting in the restricted production for the remainder of the year being hoisted from the lower capacity south shaft. An underground fire broke out in August 2006, resulting in some of the higher grade mining areas becoming inaccessible during the remainder of 2006, which also impacted gold production levels.
     During fourth quarter 2006, we reached an agreement in principle with the Tanzanian government to make additional annual payments under the Mining and Development Agreements (“MDA”). Under the agreement, Barrick will pay $7 million per year to the Government, and has committed to make more use of Tanzanian supplies and services. We expect the agreement to be concluded early in 2007 and we have accrued $7 million at December 31, 2006. This amount has been recorded in other operating expense in the Financial Statements. The payment of this amount will be reviewed by both parties should economic conditions deteriorate.
     Higher production at North Mara, Bulyanhulu and Tulawaka, partly offset by higher labor and contractor costs, had a favorable impact on total cash costs per ounce compared to the prior year. Increases in labor cost for the region caused an increase in total cash costs of approximately $6 per ounce. As with our mines in other regions, higher input commodity prices are leading to higher cash costs. In the Africa region, input commodity prices are controlled by means of using preferred suppliers. Freight and shipping costs are significant, but through proper planning and logistics, freight and shipping costs on input commodities can be effectively controlled. The regional supply chain team is in the process of implementing forward purchase agreements on critical supply items.
     At South Deep, business interruption insurance has mitigated the impact on total cash costs of the skip accident in the main shaft. In 2006, insurance proceeds related to the skip accident, included in total cash costs, including the share attributed to Gold Fields, totaled $22 million. Substantially all insurance proceeds related to the underground fire will be to the account of Gold Fields.
     In 2007, we expect gold production of 0.825 to 0.875 million ounces at total cash costs of $310 to $325 per ounce from the Africa region. We expect lower production in 2007 as increases in production at Bulyanhulu and Tulawaka are more than offset by the impact of the sale of our 50% interest in South Deep in late 2006, in which our share of production in 2006 was approximately 124,000 ounces. Total cash costs per ounce for the region are expected to be slightly lower than 2006 primarily as a result of the sale of the higher cost South Deep mine and higher production at Tulawaka, partially offset by higher labor and consumables costs.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 31

Significant Projects
The Buzwagi project is located within the highly prospective Lake Victoria Greenstone Belt in Tanzania on excellent terrain, which is relatively flat, open land. This is expected to simplify project execution. Buzwagi’s proximity to our other operations in the area (Bulyanhulu and Tulawaka) is expected to benefit its operations due to shared infrastructure, training and employee development. In addition, Buzwagi has the best access to infrastructure of all our Tanzanian properties. A paved road connects the site to a rail line that passes only 40 kilometers from the property. Buzwagi has a proven and probable reserve of 2.6 million ounces and measured and indicated resources of 0.4 million ounces of gold1. In 2006, activities included exploration drilling and the completion of a feasibility study. In early 2007, the MDA was approved by the Tanzanian government. We are now awaiting approval of the Environmental Impact Assessment, which is expected to be received by the end of first quarter 2007. Following approval, we intend to start the two-year construction phase in late 2007, at an estimated total cost of $400 million.2 The team that is currently in place to build Buzwagi is virtually unchanged from the team that built Tulawaka.
Operating Segments – Copper
With the acquisition of Placer Dome, we acquired Zaldívar, a copper mine in Chile, and Osborne, a copper-gold mine in Australia. At Zaldívar, we produced 308 million pounds of copper in 2006 at total cash costs of $0.62 per pound. Zaldívar exceeded targeted production, despite damage to the stockpile building and conveyor in June 2006. Temporary repairs were made over a matter of weeks to mitigate the effects on production schedules and the new building will be erected as part of scheduled maintenance in early 2007. Total cash costs per pound were better than expected due to the higher production levels achieved.
     At Osborne, copper production in 2006 was 59 million pounds of copper at total cash costs of $1.53 per pound. Production in 2006 was slightly below guidance due to lower ore grades and throughput as a result of delays in the construction of a paste fill plant. The delays restricted access to the higher-grade ore areas of the underground mine. The total cash costs per pound for the year were above guidance mainly because of the lower production.

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Buzwagi is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

32 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     In 2006, we met our guidance for consolidated copper production and total cash costs per pound. In 2007, we expect to produce about 400 million pounds of copper at total cash costs of about $0.90 per pound. We expect higher copper production from Zaldívar in 2007, primarily because of the higher-grade ore mined and placed on the leach pad in 2006 that will be produced in 2007. At Osborne, the paste fill plant is expected to be operational late in first quarter 2007 and will provide access to higher-grade ore blocks. The Trekelano open-pit project at Osborne commenced production during fourth quarter 2006 and is now supplementing the ore supply from underground. The ore grade from Trekelano is lower, but is expected to complement the higher-grade underground ore sources and allow higher throughput rates to be achieved in 2007.
     Total cash costs per pound at Zaldívar are expected to be higher than 2006 due to higher prices for commodities and consumables as well as inflationary cost pressures. Total cash costs per pound at Osborne are expected to be lower in 2007 due to higher production.
Other Significant Projects
In April 2005, we entered into a joint venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concession in Tanzania. In 2006, Xstrata Plc (“Xstrata”) acquired Falconbridge. Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility stage. Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania. The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka and is accessible by paved/gravel road. In 2006, ongoing diamond drilling, exploration and other project development engineering activities being managed by Xstrata have been performed as part of a work plan to prepare an updated resource model and scoping study. Xstrata has recently completed the $50 million work plan that was contemplated in the joint venture agreement. At December 31, 2006 our share of indicated nickel resources at Kabanga was 254 million pounds of nickel.1 We also had inferred resources of 1.1 billion pounds of nickel.1 This is an increase from prior estimates and is the result of the recently discovered Tembo and Tusker zones. The new discoveries at Tembo and Tusker are near surface and at good ore grade and have the potential to significantly enhance the economics of the Kabanga project. In 2007, Xstrata plans to prepare a pre-feasibility study. In accordance with the joint venture agreement, Xstrata has committed to spend an additional $95 million, which will be used to fund the pre-feasibility study with funds remaining for other subsequent activities. After the $95 million spent by Xstrata, funding will be shared equally by Barrick and Xstrata.
     Sedibelo is a large platinum deposit in South Africa. The Sedibelo platinum project is located in northern South Africa within the Western Limb of the prolific Bushveld Igneous Complex (“Bushveld”). The Bushveld is the source of 80% of the world’s platinum reserves and 70% of the world’s platinum production. As operator of the project, we have a 50% earn-in right to this project. We will earn a 10% interest on completion of a feasibility study and an additional 40% interest once a decision to construct a mine has been made. We will fund the exploration and feasibility study. Funding during the construction of the mine will be shared 50% by each of the partners. In 2006, we commenced work on a pre-feasibility study. At December 31, 2006, the deposit had 3.8 million ounces of measured and indicated platinum resources.2 The project also had 5.3 million ounces of inferred platinum resources.2 Mineralization is close to surface which is expected to facilitate a possible open pit mine. In 2007, we expect to spend about $26 million to complete a pre-feasibility study as well as for other drilling and planning activities.
     Fedorova is a palladium and platinum development project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. We own 50% (with an earn-in right to 79%) of Fedorova. We are also the operator. Fedorova is a large near surface PGM (platinum group metals) deposit.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Calculated as at December 31, 2006 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Calculations have been prepared by or under the supervision of Hannes Henckel, Manager Exploration and Geology of Barrick. Sedibelo measured and indicated resources have been estimated using varying cut-off rates, as applicable, depending on the ore type, and other relevant factors.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 33

At December 31, 2006 we had 1.1 million ounces of palladium and 0.3 million ounces of platinum resources categorized to measured and indicated status.1 We also had 1.3 million ounces of palladium and 0.3 million ounces of platinum resources categorized to inferred resources.1 With regard to smelting, work to date indicates recoveries are good. The 2006 drilling program has allowed for the completion of a pre-feasibility study and has provided the necessary support to declare our equity portion of Fedorova as a resource. In 2007, we expect to spend $30 million towards the completion of a feasibility study, including approximately 60,000 meters of drilling.
Exploration Strategy
Our exploration strategy for 2007 will focus on the replacement of mine production through a combination of exploration, corporate development and project development. Our 2007 budget is $170 million and is weighted towards near-term discovery around our existing operations while still maintaining a balanced portfolio in order to generate projects for the future. A significant portion of our budget will be spent in Nevada, our key district. Exploration will also be focused in the Frontera District around Pascua-Lama and Veladero. Drill testing of targets in the vicinity of the Veladero mine (Filo Sur) is underway, where the goal is to define reserves and resources close to existing mine infrastructure.
     We indirectly own a 37.5% interest in Reko Diq through our investment in Atacama. Reko Diq is a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The Tethyan belt is a prospective ground for large copper-gold porphyries. At December 31, 2006, our share of measured and indicated copper resources at Reko Diq was 5.7 billion pounds of copper.1 We also had inferred copper resources of 4.3 billion pounds of copper.1 In 2006, 25,030 meters of exploration drilling was completed. A $30 million budget (100% basis) has been approved for 2007, including a scoping study, exploration activities including 69,000 meters of drilling, preparation of an updated resource model and construction of an airstrip.
Total Cash Costs Performance Measures
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound/ton are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons processed. Total cash costs and total cash costs per ounce/pound/ton are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided reconciliations below to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound/ton statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

34 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the South Deep and Tulawaka mines, although we fully consolidated these mines in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
     In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound/ton statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound/ton statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
     The principal limitation associated with total cash costs per ounce/pound/ton statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound/ton statistics.
     Total cash costs per ounce/pound/ton statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 35

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound/Ton

	For the three months			For the years ended
	ended December 31			December 31
($ millions, except per ounce/pound/ton	Gold		Copper	Gold			Copper[1]
information in dollars)	2006	2005	2006	2006	2005	2004	2006

Cost of sales[2]	$652	$367	$108	$2,343	$1,214	$1,047	$393
Cost of sales at South Deep included in discontinued operations	12	—	—	101	—	—	—
Cost of sales attributable to non-controlling interests[3]	(11)	(2)	—	(63)	(7)	—	—
Inventory purchase accounting adjustments included in cost of sales[4]	1	—	(26)	(11)	—	—	(97)

Cost of sales as adjusted	654	365	82	2,370	1,207	1,047	296
Amortization at producing mines — consolidated	180	124	31	627	409	425	66
Amortization at South Deep included in discontinued operations	—	—	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests[3]	(2)	(2)	—	(16)	(5)	—	—

Amortization at producing mines — equity basis	178	122	31	629	404	425	66
Inventory purchase accounting adjustments[4]	(1)	—	26	11	—	—	97

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$831	$487	$139	$3,010	$1,611	$1,472	$459

Total cash costs per ounce/pound	For the three months			For the years ended
	ended December 31			December 31
	Gold		Copper	Gold			Copper[1]
(Per ounce/pound information in dollars)	2006	2005	2006	2006	2005	2004	2006

Ounces/pounds sold — consolidated (thousands/millions)	2,314	1,663	100	8,566	5,353	4,936	376
Sales attributable to non-controlling interests[3]	(31)	(13)	—	(176)	(33)	—	—

Ounces/pounds sold — equity basis	2,283	1,650	100	8,390	5,320	4,936	376

Total cash costs per ounce/pound — equity basis	$287	$221	$0.82	$282	$227	$214	$0.79
Amortization per ounce/pound — equity basis	77	74	0.31	76	76	86	0.17
Inventory purchase accounting adjustments per ounce/pound	—	—	0.26	1	—	—	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[3]	1	—	—	2	—	—	—

Total costs per ounce/pound[5] — consolidated basis	$365	$295	$1.39	$361	$303	$300	$1.22

Total cash costs per ton	For the years ended
	December 31
	Gold			Copper[1]
(Per ton information in dollars)	2006	2005	2004	2006

Tons processed consolidated (millions of tons)	158	98	84	28
Tons attributed to non-controlling interests (millions of tons)[3]	(1)	—	—	—

Tons processed — equity (millions of tons)	157	98	84	28

Cost per ton — equity basis	$15	$12	$12	$11
Amortization per ton	4	4	5	2
Inventory purchase accounting adjustments	—	—	—	3
Cost of sales and amortization per ton attributable to non-controlling interests[3]	1	—	—	—

Cost per ton[5] — consolidated basis	$20	$16	$17	$16

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

2.	The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

3.	Relates to a 30% interest in Tulawaka and a 50% interest in South Deep.

4.	Based on our equity interest.

5.	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

36 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Other Costs and Expenses
Exploration Expense

($ millions)	2006	2005	2004	Comments on significant variances

Exploration

North America	$64	$34	$30	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Goldstrike, Cortez, Bald Mountain, Round Mountain and Pueblo Viejo.

South America	22	19	20	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Lagunas Norte and Veladero.

Australia Pacific	44	13	17	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Porgera and other Papua New Guinea exploration properties, Cowal, Plutonic and Kalgoorlie.

Africa	22	34	23	2006 vs. 2005 — Lower activity at Buzwagi, partly offset by higher expenditures at Nyanzaga. 2005 vs. 2004 — Higher activity at Bulyanhulu.

Other	19	9	6	2006 vs. 2005 — Higher activity in Indonesia and Eurasia.

Total	$171	$109	$96

Project Development Expense

($ millions)	2006	2005	2004	Comments on significant variances

Mine development	$78	$2	$15	2006 vs. 2005 — In 2006, expenditures were higher principally due to activities at acquired Placer Dome projects including Donlin Creek, Pueblo Viejo and Sedibelo. 2005 vs. 2004 — In 2004, Lagunas Norte development costs were expensed for part of the year.

Non-capitalizable project costs	24	20	12	Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. 2006 vs. 2005 — Costs are higher in 2006 due to higher start-up costs at Buzwagi, Taseevskoye and Pascua-Lama. 2005 vs. 2004 — Higher amounts for Cowal, Pascua-Lama and Veladero.

Business development/other	17	10	18	In 2006, expenditures were higher due to increase in research and development activity.

Total	$119	$32	$45

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 37

Amortization Expense

($ millions)		Increase (decrease)
		due to
For the years ended	2006	Sales		2005
December 31	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$242	$15	$14	$213	Mainly due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

South America	127	47	(21)	101	Higher amortization included in closing inventory at Pierina, combined with an increase in reserves.

Australia Pacific	175	109	20	46	Mainly due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Africa	83	35	(1)	49	Impact of capital additions in 2006, more than offset by increase in reserves and amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Copper mines

South America	49	34	15	—	Due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Australia Pacific	17	10	7	—	Due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Sub total	693	$250	$34	409

Corporate assets	42			18	Due to amortization of purchase price adjustment related to supply con- tract intangible assets and property, plant and equipment acquired with Placer Dome.

Total	$735			$427

Amortization Expense

($ millions)		Increase (decrease)
		due to
For the years ended	2005	Sales		2004
December 31	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$213	$(27)	$1	$239	Impact of capital additions in 2005, partly offset by increase in reserves.

South America	101	(2)	(4)	107	Mainly due to increase in reserves.

Australia Pacific	46	(4)	5	45	Impact of capital additions in 2005.

Africa	49	13	2	34	Impact of capital additions in 2005.

Copper mines

South America	—	—	—	—

Australia Pacific	—	—	—	—

Sub total	409	(20)	4	425

Corporate assets	18			27

Total	$427			$452

1.	For explanation of changes in sales volumes refer to page 20.

2.	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 60).

38 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Amortization expense recorded in the first nine months of 2006 reflects preliminary purchase price allocations for the acquired Placer Dome mines. In fourth quarter 2006, valuations for the acquired mines were finalized, at which time amortization calculations were prospectively recorded to reflect adjustments to the preliminary allocation. On finalization of the purchase price allocation, we recorded amortization of purchase price adjustments related to property plant and equipment totaling $29 million in fourth quarter 2006. The amount recorded for all of 2006 was $47 million. We expect amortization expense to increase in 2007, primarily due to the final purchase price allocation for Placer Dome mines.
Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Corporate administration	$142	$71	$71	2006 vs. 2005 — Increase in 2006 relates to the increase in scale of the Company after the Placer Dome acquisition, and stock option expense in 2006 of $18 million.

Interest income	101	38	25	2006 vs. 2005 — Higher interest income in 2006 was mainly due to higher cash balances in 2006. Also, in the first five months of 2006, a $19 million financing fee was paid by Goldcorp representing, in part, compensation for interest costs incurred by us to carry the cost of financing related to certain operations sold to Goldcorp. 2005 vs. 2004 — Increase in the average cash balance, combined with an increase in market interest rates.

Interest costs

Total incurred	251	125	60	2006 vs. 2005 — Higher interest costs in 2006 were mainly due to $1.3 billion of debt assumed on the acquisition of Placer Dome, combined with interest relating to funds drawn under a credit facility that were used for the cash component of the cost of acquisition of Placer Dome and interest paid under our copper-linked notes issued in October 2006. 2005 vs. 2004 — Increase mainly due to new financing put in place in 2004 and 2005.

Capitalized	102	118	41	2006 vs. 2005 — In 2006, interest was capitalized at our development projects, Pascua-Lama, Cowal and Ruby Hill. Also in 2006, we began to capitalize interest costs at projects acquired from third parties including Cortez Hills, Donlin Creek, Pueblo Viejo, Sedibelo, Reko Diq and Buzwagi. 2005 vs. 2004 — Increased amounts were capitalized in 2005 at Pascua-Lama, Cowal, Veladero, and Lagunas Norte development projects as construction costs were incurred and capitalized. Capitalization of interest at Lagunas Norte ceased in third quarter 2005, while capitalization of interest at Veladero ceased in fourth quarter 2005.

Interest expense allocated to discontinued operations	23	—	—	Primarily relates to interest allocated to South Deep.

Expensed	$126	$7	$19	2006 vs. 2005 — Higher interest costs in 2006 were mainly due to higher levels of debt outstanding after debt assumed with the acquisition of Placer Dome combined with lower amounts of interest capitalized to development projects in 2006 compared to 2005.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 39

Other Operating Expenses

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Regional business unit overheads	$88	$36	$24	2006 vs. 2005 — Higher overhead costs incurred in 2006 due to impact of the acquisition of Placer Dome, including: increase in headcount at regional head offices; IT costs associated with coordinating and standardizing communications and network systems; and recruitment and relocation costs.

Community development costs	15	—	—	Relates to amounts accrued for a voluntary contribution to be paid to benefit Peruvian communities and amounts to be paid under a Mining Development Agreement to the Tanzanian Government.

Environmental remediation cost	8	13	14

World Gold Council fees	13	10	9	Higher production levels in 2005 and 2006

Total	$124	$59	$47

Impairment of Long-lived Assets

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Eskay Creek	$—	$—	$58	In 2004, we completed an impairment test for the Eskay Creek mine, due to a downward revision to reserves, the continued weakening of the US dollar that impacts Canadian dollar operating costs, and upward revisions in asset retirement obligation costs.

Peruvian exploration properties	17	—	67	In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value. In 2004, we completed an impairment test on a group of Peruvian exploration-stage properties based on finalization of the exploration program for the year and an updated assessment of future plans for the property.

Other	—	—	14	2004 includes write-down on various exploration-stage properties.

Total	$17	$—	$139

40 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Other Income

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Non-hedge derivative gains	$—	$6	$5

Gains on asset sales	9	5	36	In 2006, we sold various properties in Canada and Chile. In 2005, we sold certain land positions in Australia. In 2004, we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States.

Gains on investment sales	6	17	6	$10 million of the gains recorded in 2005 related to the sale of investments held in a rabbi trust for a deferred compensation plan. Other gains in all years mainly relate to the sale of various other investments.

Gain on Kabanga transaction	—	15	—	Gain recorded in 2005 relates to the closing of a transaction with Falconbridge relating to Kabanga.

Gain on vend-in of assets to Highland Gold	51	—	—	In 2006 we exchanged various interests in mineral properties for 34.3 million Highland shares with a fair value that exceeded the carrying amount of assets exchanged by $76 million, resulting in a gain of $51 million.

Royalty income	10	6	2

Sale of water rights	5	—	—

Other	8	—	—

Total	$89	$49	$49

Other Expense

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Impairment charges on investments	$6	$16	$5	2006 impairment charge relates to the write-down of two investments, both of which were considered to be impaired. 2005 impairment charge relates to the write-down of two investments which were determined to be impaired.

Changes in AROs at closed mines	53	15	22	In 2006, we recorded charges for changes in estimates of Asset Retirement Obligations ("AROs") at closed mines of $37 million for the Nickel Plate property in British Columbia, Canada and $16 million for other properties.

Accretion expense at closed mines	8	10	7

Currency translation (gains) losses	(2)	(3)	1

Placer Dome integration costs	12	—	—

Corporate transaction costs	7	—	—

Other items	12	18	12	2005 and 2004 include litigation costs for major litigations.

Total	$96	$56	$47

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 41

On September 7, 2006 a fire occurred in the underground part of the Central Shaft at Highland’s Darasun mine. Highland’s management is currently uncertain of the amount of damage and potential impairment, if any, at Darasun as necessary valuations and engineering studies have not been completed at the date of this MD&A.
Income Taxes
For the years ended December 31
($ millions, except percentages)

	2006			2005			2004
			Income tax			Income tax			Income tax
Effective income tax rates	Pre-tax	Effective	expense	Pre-tax	Effective	expense	Pre-tax	Effective	expense
on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)	income	tax rate	(recovery)

Income tax expense before elements below	$1,560	27%	$420	$462	21%	$97	$43	56%	$24
Change in Australian tax status			(31)			(5)			(81)

Tax rate changes			12			—			—
Outcome of tax uncertainties			—			—			(141)

Release of deferred tax valuation allowances recorded in prior years			(53)			(32)			(5)

Total			$348			$60			$(203)

Income tax expense increased in 2006 in comparison to 2005 primarily due to the increase in pre-tax income. Our underlying tax rate increased to 27% in 2006 primarily due to the impact of a higher amount of deliveries into gold sales contracts in a low tax-rate jurisdiction at prices below the prevailing spot market gold price than in 2005.
     The underlying tax rate is expected to be approximately 30% for 2007. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, any tax rate changes, and any release of deferred tax valuation allowances. In first and second quarter 2006, the expected deliveries into Floating Spot-Price Gold Sales Contracts are expected to cause an increase in our reported effective tax rate because most of the deliveries will occur in a low tax-rate jurisdiction (see page 54).
     We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released $9 million of valuation allowances in a Chilean entity due to the availability of income. We released valuation allowances of $19 million in Canada reflecting utilization of capital losses. In 2005, we released valuation allowances totaling $32 million, of which $31 million related to Argentina, in anticipation of higher levels of future taxable income after production began at Vela-dero, and also due to the impact of higher market gold prices. In 2004, we recorded a tax credit of $141 million on final resolution of a Peruvian tax assessment in our favor, as well as the reversal of other accrued costs totaling $21 million ($15 million post-tax). We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; as well as an election to file tax returns in US dollars, rather than Australian dollars. In 2005, we revised our estimate of the revaluation of assets for tax purposes due to the change in status, and recorded a further deferred tax credit of $5 million.
     In 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign currency denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed

42 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million increase to deferred tax assets.
     In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this rate change was to reduce net deferred tax assets in Canada by $34 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on the change of the tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
     The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 64.
Quarterly Information
($ millions, except where indicated)

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$1,348	$1,573	$1,511[1]	$1,204[1]	$776	$627	$463	$484
Net income from continuing operations	132	393	458	226	175	113	47	60
Net income from continuing operations per share – basic (dollars)	0.15	0.46	0.53	0.29	0.33	0.21	0.09	0.11
Net income from continuing operations per share – diluted (dollars)	0.15	0.45	0.52	0.29	0.32	0.21	0.09	0.11
Net income	418	405	459	224	175	113	47	66
Net income per share – basic (dollars)	0.48	0.47	0.53	0.29	0.33	0.21	0.09	0.12
Net income per share – diluted (dollars)	0.48	0.46	0.53	0.29	0.32	0.21	0.09	0.12

1.	Adjusted for the impact of reclassifying sales from our South Deep mine to discontinued operations.
Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, rising gold production and sales volumes as our new mines began production in 2005 and 2006 and, in first quarter 2006, our acquisition of Placer Dome. Results in 2006 benefited from the contribution of gold and copper mines acquired in the Placer Dome acquisition. Although these trends continued in the second half of 2006, earnings in third quarter 2006 were reduced by post-tax adjustments of $25 million related to revisions to the AROs at a closed mine and $12 million for non-hedge derivative losses. In fourth quarter 2006, sales and earnings were reduced as a result of the delivery of gold ounces into gold sales contracts at a post-tax opportunity cost of $312 million. The effect on income of this charge was partially mitigated by a post-tax gain of $288 million from the sale of the South Deep mine. The historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 16.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 43

Fourth Quarter Results
In fourth quarter 2006, we produced 2.4 million ounces of gold at total cash costs of $287 per ounce compared to 1.6 million ounces at total cash costs of $221 per ounce in the prior-year quarter. We also produced 100 million pounds of copper at total cash costs per pound of $0.82 during the quarter from two copper mines acquired with Placer Dome. Revenue for fourth quarter 2006 was $1,348 million on gold sales of 2.3 million ounces and copper sales of 100 million pounds, compared to $776 million in revenue on just gold sales of 1.7 million ounces for the prior-year quarter. Sales volumes increased due to the contribution from new mines that began production in 2005 and 2006, combined with sales from mines acquired with Placer Dome. During the quarter, spot gold prices averaged $614 per ounce. We realized an average price of $461 per ounce during the quarter compared to the average spot price of $486 per ounce and an average realized price of $467 per ounce in the prior-year quarter. The realized price of gold was substantially lower than the average spot-price due to delivery of 1.0 million ounces into gold sales contracts at an opportunity cost of approximately $143 per ounce. We also recorded hedge accounting adjustments of $8 per ounce associated with legacy Placer Dome gold hedges. Earnings for fourth quarter 2006 were $418 million ($0.48 per share on a diluted basis), $243 million ($0.16 per share on a diluted basis) higher than the prior-year quarter. The increase in earnings over the prior-year quarter reflects higher gold sales volumes and realized gold prices, combined with earnings from copper sales, partly offset by the impact of special items.
     In fourth quarter 2006, we closed the sale of the South Deep mine to Gold Fields. The consideration was $1.5 billion, of which $1.2 billion was paid in cash and $308 million in Gold Fields shares. On closing, we recorded a gain of $288 million, representing the consideration received less the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million. Also in the fourth quarter, we recorded a $51 million gain on closing of the vend-in to Highland.
Effect on Earnings Increase (Decrease)

	Three months ended December 31
($ millions)	2006		2005
	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$5	$11	$(1)	$(1)

Gain on sale of South Deep	288	288	—	—

Impairment charges on long-lived assets and investments	(23)	(18)	(13)	(13)

Inventory purchase accounting adjustments	(25)	(21)	—	—

Change in asset retirement obligation estimates	(15)	(10)	(2)	(3)

Deferred tax credits Change in Australian tax status	—	—	—	5

Highland vend-in	51	51	—	—

Peru voluntary contribution	(8)	(6)	—	—

Opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts	(327)	(312)	(33)	(33)

Hedge accounting adjustments related to the acquired Placer Dome gold hedge position	(18)	(11)	—	—

Total	$(72)	$(28)	$(49)	$(45)

In fourth quarter 2006, we generated operating cash flow of $337 million compared to operating cash flow of $269 million in the prior-year quarter. The positive effects of higher gold sales volumes and higher realized gold prices were offset by the $327 million opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts during fourth quarter 2006.

44 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Liquidity, Capital Resources and Financial Position
Cash Flow
Operating Activities
Operating cash flow increased by $1,396 million in 2006 to $2,122 million. The key factors that contributed to the year over year increase are summarized in the table below.
Key Factors Affecting Operating Cash Flow

				Impact on comparative
($ millions)				operating cash flows
For the years ended				2006 vs.	2005 vs.
December 31	2006	2005	2004	2005	2004	Comments on significant trends and variances

Gold sales volumes (000s oz)	8,390	5,320	4,936	$666	$75	See page 20

Market gold prices ($/oz)	604	444	409	1,342	186	See page 7

Impact of gold sales contracts	532	56	89	(476)	33	See page 7

Higher copper earnings (millions lbs)	376	—	—	833	—	See page 20

Total cash costs gold ($/oz)	282	227	214	(461)	(69)	See page 20

Sub-total				1,904	225

Other inflows (outflows)

Higher expenses[1]	556	271	259	(285)	(12)

Purchase of copper put options	26	—	—	(26)	—

Non-cash working capital	42	(66)	(86)	108	20	2006 vs. 2005 — Increase in taxes payable. 2005 vs. 2004 — Increase in accounts payable in 2005 mainly due to timing of payments and for mines that began production in 2005.

Interest expense	126	7	19	(119)	12	See page 39

Income tax payments	280	80	45	(200)	(35)	2006 vs. 2005 — Increased payments in 2006 related to acquisition of Placer Dome. 2005 vs. 2004 — Increased payments in 2005 related to higher gold prices and the start of Lagunas Norte production.

Effect of other factors				14	7

Total				$1,396	$217

1.	Includes corporate administration, exploration, project development, and other operating expenses.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 45

Investing Activities

($ millions)
For the years ended
December 31	2006	2005	2004	Comments

Project capital expenditures[1]
Pascua-Lama development costs	$113	$98	$35	Higher levels of activity since decision in mid-2004 to proceed with the project, as well as capitalized interest since mid-2004.

Cowal construction	104	258	73	Production start-up in second quarter 2006 after a two-year construction phase, which began in second quarter 2004.

Ruby Hill development costs	29	35	—	Construction activity started in first quarter 2005.

Cortez Hills	26	—	—	Construction activity at mine acquired with Placer Dome.

Tulawaka construction	—	5	48	Production start-up in first quarter 2005.

Veladero construction	—	213	284	Production start-up in fourth quarter 2005.

Lagunas Norte construction	—	100	182	Construction activity started in second quarter 2004. Production start-up in second quarter 2005.

Western 102 Power Plant	—	80	18	Construction activity started in first quarter 2004. Production start-up in fourth quarter 2005.

Other	13	—	—	Relates primarily to capitalized interest at Donlin Creek, Pueblo Viejo, Reko Diq, Sedibelo and Buzwagi.

Sub total	285	789	640
Regional capital expenditures

North America	202	103	86	2006 vs. 2005 — Higher expenditures due to the impact of Bald Mountain, Turquoise Ridge and Golden Sunlight, partly offset by lower expenditures at Marigold. 2005 vs. 2004 — Higher regional capital expenditures at Goldstrike in 2005, in particular, a 100- ton shovel purchase and higher budgeted expenditures in general.

South America	248	114	8	2006 vs. 2005 — Higher expenditures in 2006 due to expenditures at Veladero related to capitalized pre-production stripping of the Filo Federico pit, combined with expen- ditures at Lagunas Norte and Zaldívar. 2005 vs. 2004 — Purchases of equipment at new mines.

Australia Pacific	255	50	37	2006 vs. 2005 — Higher expenditures due to the impact of Placer Dome mines, includ- ing $79 million spent at Porgera primarily related to the remediation of the West Wall cutback.

Africa	85	40	46	2006 vs. 2005 — Higher expenditures in 2006 due to the impact of North Mara and higher expenditures at Bulyanhulu to install a carbon-in-leach plant.

Other	12	8	7

Sub total	802	315	184

Total	$1,087	$1,104	$824

1.	Includes both construction costs and capitalized interest.
Investing activities in 2006 also included $1.3 billion in first quarter 2006 paid for the cash component of the cost of the Placer Dome acquisition, which, net of cash acquired of $1.1 billion, led to a net cash outflow of $160 million. We recorded in cash flows of discontinued operations proceeds of $1.6 billion received on closing of the sale of certain Placer Dome operations and an interest in the Pueblo Viejo project to Goldcorp in second quarter 2006 and $1.2 billion received on closing of the sale of the South Deep mine to Gold Fields in fourth quarter 2006.

46 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Financing Activities
The most significant financing cash flows in 2006 were $2.2 billion on issue of long-term debt obligations, $1.8 billion to settle Placer Dome derivative positions and cash receipts of $74 million received on the exercise of employee stock options partly offset by dividend payments made totaling $191 million. We also made scheduled payments under our long-term debt obligations totaling $1.6 billion in 2006.
Liquidity
Liquidity Management
Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include production levels, realized sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.
     Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects. We had three new mines start in 2005, with our fourth and newest mine, Cowal, starting production in second quarter 2006. The costs of construction for these projects were financed through a combination of operating cash flows and the issuance of long-term debt financing. Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.
Capital Resources
Adequate funding is in place or available for all our significant projects. We plan to put in place project financing for a portion of the expected construction cost of a number of our projects; however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flows. For 2007, we expect that any capital required will be funded from a combination of our existing cash position and operating cash flow.
     In second quarter 2006, we received $1.6 billion from the sale of operations to Goldcorp. In third quarter 2006, we increased our $1 billion credit facility to $1.5 billion. In early October 2006, we issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper, and is to be replaced over those three years by $1 billion of funding in the form of conventional interest-bearing notes maturing in 2016 and 2036. The replacement of the copper-linked portion of the notes with conventional interest-bearing notes during this period occurs simultaneously such that the total amount outstanding at any time from issue date to maturity is $1 billion. In October 2006, we used a portion of the proceeds from the Notes to repay debt, and plan to use the remaining proceeds to repay other outstanding debt and to fund our development projects.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 47

Capital Resources1

($ millions)
For the years ended December 31	2006	2005	2004

Opening capital resources	$2,084	$2,476	$1,970
New sources
Operating cash flow	2,122	726	509
New and increases to financing facilities[2]	1,550	134	1,056
Proceeds from asset sales	2,850	—	—

	8,606	3,336	3,535
Uses
Acquisition of Placer Dome	(160)	—	—
Other acquisitions[3]	(364)	—	—
Settlement of acquired Placer Dome hedge position and repayment of debt[4]	(2,254)	—	—
Project capital[5]	(285)	(789)	(640)
Regional capital[5]	(802)	(315)	(184)
Dividends	(191)	(118)	(118)
Share buyback	—	—	(95)
Other	48	(30)	(22)

Closing capital resources	$4,598	$2,084	$2,476

Components of closing capital resources
Cash and equivalents	$3,043	$1,037	$1,398
Unutilized credit facilities[6]	1,555	1,047	1,078
Total	$4,598	$2,084	$2,476

1.	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

2.	In 2006, includes a second $50 million Peruvian bond offering, $500 million increase in our first credit facility and the issuance of $1 billion of copper-linked notes. In 2005, includes the first $50 million Peruvian bond offering and $84 million lease facility for Lagunas Norte. In 2004, includes the $250 million Veladero project financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.

3.	Includes acquisition of equity method investments, changes in available-for-sale securities and other acquisitions, net of cash acquired.

4.	Represents $1,840 million paid to settle acquired Placer Dome hedge positions, $337 million repayment of acquired Placer Dome credit facility after which it was terminated, and $77 million related to the redemption of Placer Dome preferred shares.

5.	Project capital represents capital invested in new projects to bring new mines into production. Regional capital represents ongoing capital required at existing mining operations. Sum of project and regional capital equals capital expenditures for the year.

6.	Represents available amounts under our first credit facility of $1.5 billion and $55 million available on Peruvian lease facilities.
Credit Rating

At February 21, 2007 from major rating agencies:

Standard and Poor’s (“S&P”)	A—
Moody’s	Baa1
DBRS	A

In 2006, following the acquisition of Placer Dome, our ratings were reviewed and confirmed by Moody’s and DBRS. S&P lowered our rating from “A”to “A –”, reflecting Placer Dome’s lower rating. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geopolitical risk profile.
Financial Position
Key Balance Sheet Ratios

As at December 31	2006	2005

Non-cash working capital ($ millions) [1]	$764	$231
Net debt ($ millions) [2]	$1,064	$764
Net debt-to-equity ratio[3]	0.07:1	0.20:1
Current ratio [4]	4.85:1	3.64:1

1.	Represents current assets, excluding cash and equivalents, less current liabilities, excluding short-term debt obligations.

2.	Represents long-term and short-term debt less cash and equivalents.

3.	Represents net debt divided by total shareholders’ equity.

4.	Represents current assets divided by current liabilities, excluding short-term debt obligations.
Non-cash working capital increased in 2006 mainly due to increases in inventory levels as a result of the acquisition of Placer Dome. Although operating cash flow exceeded capital expenditures in 2006, net debt increased primarily as a result of settlement of acquired Placer Dome hedge positions. Higher cash balances partly offset by higher short-term debt, caused our current ratio to increase at the end of 2006.

48 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Shareholders’ Equity
Outstanding Share Data

		Conversion for
	Shares	Barrick common
	outstanding	shares

As at February 7, 2007	No. of shares

Common shares	863,957,797
Special voting shares	1
Exchangeable shares[1]	1,366,015	723,989
Stock options	18,406,815

1.	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares.
For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2006 Management Information Circular and Proxy Statement.
Dividend Policy
In each of the last five years, we paid a total cash dividend of $0.22 per common share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions,combined with our current and projected financial position.
Contractual Obligations and Commitments
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income”or “OCI” and excluded from the income statement.
     In 2006,other comprehensive income of $150 million mainly included gains of $17 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates,copper prices, gold prices and fuel prices; reclassification adjustments totaling $77 million for losses on hedge contracts designated for 2006 that were transferred to earnings in 2006; and a $43 million unrealized increase in the fair value of investments.
     Included in other comprehensive income at December 31, 2006 were unrealized pre-tax gains on currency hedge contracts totaling $283 million, based on December 31,2006 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

	Payments due
($ millions)						2012 and
At December 31, 2006	2007	2008	2009	2010	2011	thereafter	Total

Long-term debt (1)
Repayment of principal	$737	$97	$101	$52	$25	$2,883	$3,895
Interest	225	193	185	178	175	2,664	3,620
Asset retirement obligations (2)	42	64	114	79	58	536	893
Capital leases	20	16	16	16	16	5	89
Operating leases	6	2	1	1	–	–	10
Restricted share units	6	10	27	–	–	–	43
Other post-retirement obligations	11	6	3	3	3	18	44
Derivative liabilities (3)	82	35	2	111	2	–	232
Royalty arrangements (4)	167	175	171	158	137	935	1,743
Purchase obligations for supplies and consumables (5)	261	150	33	130	7	–	581
Capital commitments (6)	116	1	–	–	–	–	117

Total	$1,673	$749	$653	$728	$423	$7,041	$11,267

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 49

(1) Long-term Debt and Interest
Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2006. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
(2) Asset Retirement Obligations
Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.
(3) Derivative Liabilities
Amounts presented in the table relate to hedge contracts disclosed under notes 18 and 19 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.
(4) Royalties
Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a spot gold price assumption of $625 per ounce. The most significant royalty agreements are disclosed in note 6 to our Financial Statements. Based on 2006 production levels, an increase in market gold prices by $50 per ounce would result in an annual increase in royalty payments of approximately $18 million.
(5) Purchase Obligations for Supplies and Consumables
Purchase obligations for supplies and consumables primarily include commitments of approximately $180 million related to community development costs to be incurred at the Pascua-Lama project in Chile and Argentina.
(6) Capital Commitments
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2006 mainly related to construction capital at our projects.
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various development stages, from primarily exploration or scoping studies through to construction execution. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Primary and significant projects in Barrick’s portfolio at December 31, 2006 include Ruby Hill, Cortez Hills, Buzwagi, Pascua-Lama, Pueblo Viejo, and Donlin Creek (refer to pages 24 to 34 for further details).
Payments to Maintain Land Tenure and Mineral Property Rights
In the normal course of business, we are required to make annual payments to maintain title or rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

50 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Contingencies – Litigation
We are currently subject to various litigation as disclosed in note 27 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Financial Instruments
We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on page 47. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 19 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 19 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 19 to our Financial Statements.
Summary of Financial Instruments1
As at and for the year ended December 31, 2006

	Principal/			Amounts Not
Financial	Notional	Associated	Amounts Recorded	Recorded in
Instrument	Amount	Risks	in Earnings	Earnings
Cash and equivalents	$3,043 million	▪ Interest rate	Interest income less hedge gains on cash	$Nil
		▪ Credit	hedging instruments – 2006 – $102 million;
2005 – $32 million; 2004 – $6 million

Investments in available-	$646 million	▪ Market	Other income/expense – 2006 –	$53 million
for-sale securities			$2 million gain; 2005 – $1 million gain;	gain in OCI
2004 – $1 million gain

Long-term debt	$3,244 million	▪ Interest rate	Interest costs – 2006 – $126 million expensed	Carrying value
			($102 million capitalized); 2005 – $7 million	greater than
			expensed ($118 million capitalized); 2004 –	fair value by
			$19 million expensed ($41 million capitalized)	$60 million

Hedging instruments –	C$586 million	▪ Market/Liquidity	Hedge gains in cost of sales, corporate	$208 million
currency contracts	A$2,867 million	▪ Credit	administration and amortization –	in OCI
	ZAR 46 million		2006 – $102 million; 2005 – $120 million;
2004 – $112 million

Copper hedges	300 million	▪ Market/Liquidity	$28 loss in revenue	$57 million
	pounds	▪ Credit		gain in OCI

Acquired Placer Dome	Nil ounces	▪ Market/Liquidity	$165 loss in revenue	$17 million
gold hedges		▪ Credit		gain in OCI

Hedging instruments –	Fuel –	▪ Market/Liquidity	Hedge gains in cost of sales – 2006 –	$21 million
fuel and propane contracts	4 million barrels	▪ Credit	$16 million; 2005 – $10 million;	gain in OCI
	Propane –		2004 – $4 million
18 million gallons

Debt hedging instruments –	$500 million	▪ Market/Liquidity	Change in fair value recorded in earnings –	$17 million
interest rate contracts		▪ Credit	2006 – $1 million loss; 2005 – $13 million	loss in OCI
loss; 2004 – $2 million gain

Cash hedging instruments –	$Nil	▪ Market/Liquidity	Hedge gains/losses in interest income –	$3 million loss
interest rate contracts		▪ Credit	2006 – $1 million loss; 2005 – $6 million	in OCI
gain; 2004 – $19 million gain

Non-hedge derivatives	Various	▪ Market/Liquidity	Gains in other income/expense – 2006 – $nil;	$Nil
		▪ Credit	2005 – $6 million; 2004 – $5 million

1.	Refer to pages 52 to 55 for information on gold and silver sales contracts.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 51

Placer Dome Gold Hedge Position
At acquisition, Placer Dome had a net obligation to deliver approximately 7.7 million ounces of gold as well as various other derivative positions. The aggregate fair value of these derivative positions was recorded as a liability of $1,707 million on January 20, 2006. This Placer Dome gold hedge position has been reduced to zero (on a net economic basis) at December 31, 2006. The elimination of these hedges was done via a combination of financial closeouts and offsetting positions with 4.7 million ounces eliminated in first quarter 2006 and 3 million ounces eliminated in second quarter 2006. The total cash required to settle these Placer Dome gold hedge positions was approximately $1.8 billion, with approximately $160 million to be incurred in future periods for positions which have been economically offset but not yet settled.
     The acquired Placer Dome positions received hedge accounting treatment from the date of the acquisition until they were eliminated and, therefore, had a designated date and price against specific future gold sales. Due to the impact of hedge accounting for these contracts, revenue recorded in 2006 was based on selling prices that approximated spot gold prices less a fixed reduction of $165 million. At December 31, 2006, Barrick’s remaining fixed-price gold sales contracts stood at 1.3 million ounces of Corporate Gold Sales Contracts, and a further 9.5 million ounces of Project Gold Sales Contracts. Subsequent to December 31, 2006, we reduced the fixed-price Corporate Gold Sales Contract book to zero (see pages 52 to 55).
Off Balance Sheet Arrangements
We have historically used gold and silver sales contracts as a means of selling a portion of our annual gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold and silver sales contracts. The terms of our fixed-price gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts.
     On acquisition of Placer Dome, we acquired its pre-existing gold hedge position totaling 7.7 million ounces of committed gold obligations, which was recorded on our balance sheet at an estimated fair value based on a market gold price of $567 per ounce on the date of acquisition. Acquired gold forward sales contracts were designated as cash flow hedges of future gold production. Changes in the fair value of these cash flow hedges were recorded each period on the balance sheet and in OCI to the extent they met ongoing accounting hedge effectiveness assessments until the hedges were economically closed out. In future periods, the hedge gain or loss that occurs between the date of acquisition and the hedge designation date will be recorded as a component of revenue on the hedge designation date. Revenue reported in each period will represent the cash proceeds for either spot sales or under pre-existing Barrick normal sales contracts plus or minus a hedge gain or loss resulting from the cash flow hedges. The other acquired Placer Dome derivative instruments were all classified as non-hedge derivatives from the date of acquisition. The cash settlements of liabilities under the acquired Placer Dome derivatives positions are classified as financing activities in the cash flow statement in the Financial Statements.

52 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Project Gold Sales Contracts
In anticipation of building our projects, and in support of any related financing, we have 9.5 million ounces of existing fixed-price gold sales contracts specifically allocated to these projects. The allocation of these contracts will help reduce gold price risk at the projects, and are expected to help secure financing for construction. We expect that the allocation of these contracts will eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support any financing requirements. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. For these contracts, increasing long-term interest rates in the fourth quarter resulted in a higher expected realizable sales price for these contracts. If long-term interest rates continue to rise, we anticipate the expected realizable sales price to increase.
     As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.
Key Aspects of Project Gold Sales Contracts

As of December 31, 2006

Expected delivery dates[1]	2010–2019, the approximate terms of the expected financing
Future estimated average realizable selling price	$391/oz2
Mark-to-market value at December 31, 2006	($3,187) million[3]

1.	The contract termination dates are in 2016 in most cases, but we currently expect to deliver production against these contracts starting in 2010, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.

2.	Upon delivery of production from 2010–2019, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

3.	At a spot gold price of $632 per ounce and market interest rates.
The allocation of gold sales contracts to projects involves: i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); and ii) the eventual settlement of proceeds from these contracts for the benefit of production.
     Through allocation of these gold sales contracts to these projects, we reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices.
     Under the Project Gold Sales Contracts, we have an obligation to deliver gold by the termination date (currently 2016 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $391/oz price estimate could change over time due to a number of factors, including, but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Project Gold Sales Contract position, is not necessarily representative of the prices that may be realized for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 53

     The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.
     A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.
Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts
In 2006, we reduced our fixed-price Corporate Gold Sales Contracts through the delivery of 1.2 million ounces of production into contracts and converting the pricing of 0.5 million ounces into future spot pricing. We also reallocated 3.0 million ounces of hedges to the Project Gold Sales Contracts.
     As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a reduction to our pre-tax income and cash flow of $572 million in first quarter 2007, and a reduction of $76 million in second quarter 2007.
Fixed-Price Silver Sales Contracts

As of December 31, 2006

Millions of silver ounces	13
Current termination date of silver sales contracts	2016 in most cases
Average estimated realizable selling price at 2016 termination date	$8.42/oz1
Mark-to-market value at December 31, 2006	($82) million[2]

1.	Approximate estimated value based on current market contango of 2.50%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot silver price of $12.90 per ounce.
We also have floating spot-price silver sales contracts under which we are committed to deliver 7 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $2.53 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery, adjusted by the difference between the spot price and the contract price at the time of such election.
Key Terms of Gold and Silver Sales Contracts
In all of our MTAs, which govern the terms of gold and silver sales contracts with our 18 counterparties, the following applies:
▪	The counterparties do not have unilateral and discretionary “right to break” provisions.

▪	There are no credit downgrade provisions.

▪	We are not subject to any margin calls – regardless of the price of gold or silver.

▪	We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.

▪	At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2016 in most cases).

54 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or our principal hedging subsidiary’s ability to perform our or its gold and silver delivery and other obligations under the MTAs and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:
▪	We must maintain a minimum consolidated net worth of at least $2 billion; it was $8.3 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

▪	We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; it was 0.5:1 at year end.
In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.
     As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2016 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.
Fair Value of Derivative Positions

As at December 31, 2006	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(387)
Project Gold Sales Contracts	(3,187)
Floating Spot-Price Gold Sales Contracts	(260)
Silver Sales Contracts	(82)
Floating Spot-Price Silver Sales Contracts	(18)
Foreign currency contracts	176
Interest rate and gold lease contracts	49
Fuel contracts	29
Gold positions offset but not financially settled[1]	(160)
Copper contracts	81

Total	$(3,759)

1.	These are acquired Placer Dome contracts which have been economically offset, but not yet settled. Upon settlement, there will be a cash impact of approximately negative $160 million, but no material impact on earnings as the contract values were captured as part of the fair value of assets and liabilities recorded upon acquisition of Placer Dome.
Critical Accounting Policies and Estimates
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.
     Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 55

Accounting Policy Changes in 2006
This section includes a discussion of accounting changes that were adopted in our 2006 Financial Statements. On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). The adoption of FIN 47 did not have a material effect on our Financial Statements, and therefore a detailed discussion of this accounting change has not been included.
FAS 123R, Share-Based Payment (“FAS 123R”)
On January 1, 2006, we adopted FAS 123R, which includes in its scope our stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). Prior to January 1, 2006, we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires us to expense the fair value of share-based payment awards over the vesting term. We adopted FAS 123R using the modified prospective method and our Financial Statements for periods prior to adoption, including the 2005 comparative Financial Statements, have not been restated. Total stock option expense recorded in 2006 was $27 million. Historically, we have recorded compensation expense for RSUs and DSUs based on their fair values, and the adoption of FAS 123R had no significant impact on accounting for RSUs and DSUs.
     In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.
     For stock option grants issued after September 30, 2005 we used the Lattice valuation model to determine fair value. The most significant assumptions involving judgment that affect a stock option’s value under the Lattice model include, but are not limited to: expected volatility, expected term and expected exercise behavior of option holders.
     In first quarter 2006, we assumed the outstanding fully-vested Placer Dome stock options. These stock options are exercisable into an equivalent number Barrick shares based on the exchange ratio under the acquisition of Placer Dome. The estimated fair value of these stock options of $22 million was recorded as part of the cost of acquisition.
FAS 151, Inventory Costs (“FAS 151”)
On January 1, 2006, we adopted FAS 151. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons, including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period and, to the extent the actual cost exceeds the cost based on normal capacity, we expense any excess directly to cost of sales. The adoption of FAS 151 did not have a significant impact on our Financial Statements in 2006.

56 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

FAS 158, Employers’Accounting for Defined Benefit Pension and Other Post-retirement Plans (“FAS 158”)
In September 2006, the FASB issued FAS 158 that will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements.
FAS 158 requires an employer to:
a)	Recognize in its balance sheet an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.
b)	Recognize as a component of other comprehensive income, the existing unrecognized net gains or losses, unrecognized prior service costs or credits and unrecognized net transition assets or obligations.
c)	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet (with limited exceptions).
The requirement to recognize the funded status of a benefit plan and the related disclosure requirements noted in a) and b) above are effective as of the end of the fiscal year ending after December 15, 2006. We have adopted these provisions effective December 31, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal yearend mentioned in c) above is effective for fiscal years ending after December 15, 2008. The incremental effect of adopting FAS 158 is disclosed in note 26 to the Financial Statements.
Staff Accounting Bulletin No. 108 — Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)
In September 2006, the SEC issued SAB 108. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. We have historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial misstatements using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach. Going forward, we will apply both methods in quantifying potential financial statement errors and misstatements, as required by SAB 108.
Future Accounting Policy Changes
This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”)
In June 2006, the FASB issued FIN 48. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
     Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 57

recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be de-recognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, de-recognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity will disclose its policy on the classification of interest and penalties and also disclose the reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006. We are presently evaluating the impact of this interpretation on our Financial Statements.
FAS 157 Fair Value Measurements (“FAS 157”)
In September 2006, the FASB issued FAS 157 which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
     FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period must be disclosed. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact on our Financial Statements.
FSP No. AUG AIR-1 — Accounting for Planned Major Maintenance Activities (“FSP AIR-1”)
In September 2006, the FASB issued FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1,we have chosen the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.

58 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     FSP AIR-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions shall also be applied retrospectively for all financial statements presented unless it is impractical to do so. The provisions of FSP AIR-1 will be applied beginning January 1, 2007. We are in the process of determining the effect, if any, that adoption of this FSP will have on prior periods.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.
     A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $475 per ounce in 2006 (2005: $400 per ounce; 2004: $375 per ounce). The copper price assumption was $1.50 ($1.75 at Osborne) per pound in 2006.
     The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

▪	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

▪	Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 59

Impact of Historic Changes in Reserve Estimates on Amortization

	2006		2005
	Reserves	Amortization	Reserves	Amortization
For the years ended December 31	increase	increase	increase	increase
($ millions, except reserves in millions of contained oz)	(decrease)[1]	(decrease)	(decrease)[1]	(decrease)

North America	1.7	$(6)	2.4	$(3)
South America	0.1	(35)	0.3	(22)
Australia Pacific	0.6	(16)	0.2	(3)
Africa	3.0	(18)	0.1	—

Total	5.4	$(75)	3.0	$(28)

1.	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.
Impairment Assessments of Investments
Each reporting period we review all available-for-sale securities whose fair value at the end of period is below cost to determine whether an other-than-temporary impairment has occurred. We consider all relevant facts or circumstances in this assessment,particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. Changes in the values of these investments are caused by market factors beyond our control and could be significant, and the amount of any impairment charges could materially impact earnings. In 2006, we reviewed two investments that were impaired, and after concluding that the impairments were other-than-temporary, we recorded a pre-tax impairment charge of $6 million (2005: $16 million; 2004: $5 million).
Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review each mine and development project for recoverability by comparing the total carrying value of the assets of that mine or project to the expected future cash flows associated with that mine or project. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.
Estimates of expected future cash flow reflect:

▪	Estimated sales proceeds from the production and sale of recoverable ounces of gold or pounds of copper contained in proven and probable reserves;

▪	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

▪	Expected future operating costs and capital expenditures to produce proven and probable gold or copper reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

▪	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

▪	Environmental remediation costs excluded from the measurement of asset retirement obligations.
We record a reduction of a group of assets to fair value as a charge to earnings if the undiscounted expected future cash flows are less than the carrying amount. We generally estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

60 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     Expected future cash flows are inherently uncertain and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold, copper and silver prices, other commodity and consumable costs and currency exchange rates, estimates of costs to produce reserves and future regional capital. If a significant adverse change in the market gold price, or the market copper price, occurred that caused us to revise the price assumptions downwards, the conclusions on the impairment tests could change, subject to the effect of changes in other factors and assumptions. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.
     Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated discounted net cash flows and fair value can be substantial. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. We make this determination using available evidence taking into account current expectations for each mining property.
     For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration-stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. We monitor the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration-stage property, it would probably have minimal value and most of the acquisition cost may have to be written down. Impairment charges are recorded in other income /expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset.
     In 2004, we completed impairment tests for the Cowal project, the Eskay Creek mine and various Peruvian exploration-stage properties. For Cowal, an impairment test was completed, incorporating upward revisions to estimated capital and operating costs for the project and the impact of the US dollar exchange rate on Australian dollar expenditures, measured at market prices. On completion of this test, we concluded that the project was not impaired. On completion of the impairment test for Eskay Creek, we concluded that the mine was impaired, and we recorded a pre-tax impairment charge of $58 million. On completion of the exploration program for 2005 and updating assessments of future plans, we concluded that a group of Peruvian exploration-stage properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million. Throughout 2006,we updated our impairment assessments for the Eskay Creek mine and Cowal project and we concluded that they were not impaired at the end of 2006. In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded.
Impairment Assessments of Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances change that would indicate that it is more likely than not that the fair value of the reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; change in reportable segments; the likelihood that a reporting

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 61

unit or significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. We also consider comparable market capitalization rates for each reporting unit as of the date of the impairment test. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).
     At December 31, 2006, the carrying value of goodwill was approximately $5.9 billion. Goodwill arose in connection with our January 2006 acquisition of Placer Dome. The determination of reporting units and allocation of goodwill to those reporting units is not yet complete. For the initial impairment test in fourth quarter 2006, we considered the impact of allocating goodwill to individual mines and to aggregations of mines within regional business units. On completion of this goodwill impairment test,we concluded that there was no impairment of goodwill in 2006.
Production Start Date
We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following:

▪	The level of capital expenditures compared to construction cost estimates

▪	Completion of a reasonable period of testing of mine plant and equipment

▪	Ability to produce minerals in saleable form (within specifications)

▪	Ability to sustain ongoing production of minerals
In 2005, we determined the start date for three new mines: Tulawaka, Lagunas Norte and Veladero. In 2006,we determined the start date for Cowal. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.
Fair Value of Asset Retirement Obligations (“AROs”)
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

62 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.
     At our operating mines, we continued to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.
     At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.
     In 2006, we recorded increases in ARO estimates of $73 million (2005 $91 million: 2004: $68 million) of which $27 million of this increase (2005: $47 million; 2004: $14 million) related to new AROs at development projects and mines that commenced production during 2006. A $7 million reduction (2005: $29 million increase; 2004: $32 million increase) relates to updates of the assessment of the extent of water treatment and other assumptions at our operating mines. We recorded increases in AROs of $53 million at our closed mines, which were charged to earnings (2005: $15 million; 2004: $22 million).
AROs at December 31, 2006

($ millions)

Operating mines	$683
Closed mines	200
Development projects	10

Total	$893

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 63

Deferred Tax Assets and Liabilities
Measurement of Temporary Differences
We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office (“ATO”) and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.
Valuation Allowances
Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable and valuation allowances has been rising gold and copper prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.
     In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released $9 million of valuation allowances in a Chilean entity due to the availability of income. We released valuation allowances of $19 million in Canada reflecting utilization of capital losses.
     In 2005, we released valuation allowances totaling $32 million, which mainly included amounts totaling $31 million in Argentina, relating to the effect of the higher gold price environment and start-up of production at Veladero in 2005. We released valuation allowances totaling $5 million in 2004 as a consequence of an election to consolidate our Australian operations into one tax group.
Valuation allowances at December 31

($ millions)	2006	2005

United States	$211	$209
Chile	110	124
Argentina	46	46
Canada	59	63
Tanzania	217	204
Australia	2	2
Other	13	8

Total	$658	$656

United States: most of the valuation allowances relate to Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the Alternative Minimum Tax credits.
Chile and Argentina: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the allowances.
Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains are realized.

64 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu and Tulawaka mines, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu and Tulawaka will be higher, we may release some or all of the valuation allowance.
Cautionary Statement on Forward-Looking Information
Certain information contained or incorporated by reference in this 2006 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2006 MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
     We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 65

GLOSSARY OF TECHNICAL TERMS
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.
BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.
CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.
DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.
DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.
In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.
EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing.
Recovered grade: actual metal content of ore determined after processing.
Reserve grade: estimated metal content of an orebody, based on reserve calculations.
HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

66 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

MINERAL RESERVE: See page 128 — “Gold Mineral Reserves and Mineral Resources.”
MINERAL RESOURCE: See page 128 — “Gold Mineral Reserves and Mineral Resources.”
MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.
MINING RATE: Tons of ore mined per day or even specified time period.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
REFINING: The final stage of metal production in which impurities are removed from the molten metal.
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 67